Filed by Greenfire Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule14a-12

under the Securities Exchange Act of 1934

Form F-4 No. 333-271381

Subject Company: M3-Brigade Acquisition III Corp.

Commission File No.: 001-40946

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 5, 2023

M3-BRIGADE ACQUISITION III CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40946	86-3185502
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1700 Broadway, 19th Floor
New York, New York 10019
(Address of principal executive offices, including zip code)

(212) 202-2200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable public warrant	MBSC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	MBSC	New York Stock Exchange
Public warrants, each whole public warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	MBSC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Business Combination Agreement

On September 5, 2023, M3-Brigade Acquisition III Corp., a Delaware corporation (the “Company” or “MBSC”), entered into an amendment (the “BCA Amendment No. 3”) to the Business Combination Agreement, dated as of December 14, 2022 (as previously amended on April 21, 2023 and June 15, 2023, and as amended by BCA Amendment No. 3, the “Business Combination Agreement”), by and among the Company, Greenfire Resources Ltd., an Alberta corporation (“PubCo”), DE Greenfire Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo, 2476276 Alberta ULC, an Alberta corporation and a direct, wholly owned subsidiary of PubCo, and Greenfire Resources Inc., an Alberta corporation (“Greenfire”). A copy of the Business Combination Agreement, as amended on April 21, 2023 and June 15, 2023 was filed as Annex A to the Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 14, 2023 (the “Definitive Proxy Statement”).

The BCA Amendment No. 3, among other things and subject to the terms and conditions set forth therein, extends the Termination Date (as defined in the Business Combination Agreement) from September 14, 2023 to September 28, 2023. The purpose of the extension of the Termination Date is to allow Greenfire additional time to consummate a potential refinancing (the “Potential Refinancing”) of Greenfire’s 12.000% Senior Secured Notes due 2025 (the “Existing Greenfire Bonds”) prior to or concurrently with the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”).

The Company does not expect to delay, postpone or adjourn its special meeting of stockholders (the “Company Stockholders Meeting”) or special meeting of warrantholders to approve the proposals set forth in the Definitive Proxy Statement, currently scheduled to be held on September 11, 2023, at 9:00 a.m., Eastern Time and 9:30 a.m., Eastern Time, respectively. The Company expects that, upon receipt of the SPAC Stockholder Approval (as defined in the Business Combination Agreement) at the Company Stockholders Meeting, all conditions to Closing will have been met (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions), subject to receipt of Aggregate Transaction Proceeds (as defined in the Business Combination Agreement) equal to or greater than $100,000,000. The Company does not intend to further amend the Business Combination Agreement to further extend the Termination Date, notwithstanding the status of the Potential Refinancing, and expects the Closing to occur on the earlier of the closing of the Potential Refinancing and September 27, 2023.

In addition, the BCA Amendment No. 3 provides, among other things and subject to the terms and conditions set forth therein, that up to $50 million of proceeds obtained by PubCo from the Potential Refinancing, if any, are PubCo Debt Financing (as defined in the Business Combination Agreement), and that such proceeds are therefore included in the calculation of Aggregate Transaction Proceeds. Only the proceeds of the Potential Refinancing that are in excess of the aggregate principal amount of the Existing Greenfire Bonds outstanding on and as of the Closing Date (as defined in the Business Combination Agreement), plus the amount of accrued and unpaid interest thereon, and the amount of applicable premiums to redeem the Existing Greenfire Bonds, are PubCo Debt Financing (the “Backstop Debt Financing”).

The foregoing description of the BCA Amendment No. 3 does not purport to be complete and is qualified in its entirety by reference to the full text of the BCA Amendment No. 3, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Amendment to Subscription Agreement

On September 5, 2023, concurrently with its entry into the BCA Amendment No. 3, the Company entered into an amendment (the “Subscription Agreement Amendment”) to the Subscription Agreement (the “Subscription Agreement”), dated as of December 14, 2022, by and among the Company, PubCo, and the Subscriber thereto (as defined in the Subscription Agreement), a copy of the form of which was filed as Annex C to the Definitive Proxy Statement.

Prior to the Subscription Agreement Amendment, the Subscription Agreement provided that each of the PIPE Financing and the Convertible Debt Financing (each, as defined in the Business Combination Agreement) would be automatically reduced by the amount remaining in the Trust Account (as defined in the Business Combination Agreement) after giving effect to the SPAC Stockholder Redemption (as defined in the Business Combination Agreement), with the Convertible Debt Financing being reduced first, and, if reduced in its entirety, the PIPE Financing being thereafter reduced. Pursuant to the Subscription Agreement Amendment, the Convertible Debt Financing will first be reduced by the amount of any Backstop Debt Financing and, any remaining amounts will thereafter be reduced by the amount remaining in the Trust Account after giving effect to the SPAC Stockholder Redemption. If the Convertible Debt Financing equals zero (whether due to reduction by the Backstop Debt Financing or amounts remaining in the Trust Account after the SPAC Stockholder Redemption), the PIPE Financing will be reduced by the amount remaining in the Trust Account after giving effect to the SPAC Stockholder Redemption to the extent such amounts have not already reduced the Convertible Debt Financing.

Pursuant to the terms of the other Subscription Agreements, dated as of December 14, 2022, by and among the Company, PubCo, and the Subscribers thereto (the “Other Subscription Agreements”), the Other Subscription Agreements were automatically amended and modified, without any further action by the Subscribers thereto, PubCo or the Company, to reflect the terms of the Subscription Agreement Amendment.

The foregoing description of the Subscription Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement Amendment, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

The Company is furnishing herewith (a) certain unaudited interim financial statements and management’s discussion and analysis of financial condition and results of operations of Greenfire and (b) certain unaudited pro forma condensed consolidated financial information presenting the combination of the financial information of PubCo, Greenfire, and MBSC adjusted to give effect to the Transactions (as defined in the Business Combination Agreement), which have each been prepared for use by MBSC and Greenfire.

Included in this Current Report on Form 8-K are (a) the unaudited condensed interim consolidated financial statements of Greenfire as at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022, (b) Greenfire management’s discussion and analysis for the three and six month period ended June 30, 2023 (c) the unaudited condensed interim consolidated financial statements of PubCo for the three and six month period ended June 30, 2023 and (d) the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2023 and year ended December 31, 2022 and the unaudited pro forma condensed combined balance sheet as of June 30, 2023 including the related notes, which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and incorporated by reference herein.

In accordance with General Instruction B.2 of Form 8-K, the information in Item 7.01 and in Exhibits 99.1, 99.2, 99.3 and 99.4 of this Current Report on Form 8-K is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. In addition, the furnishing of this Item 7.01 of Form 8-K and Exhibits 99.1, 99.2, 99.3 and 99.4 will not be deemed an admission that such information includes material information that is not otherwise publicly available.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PubCo, MBSC, Greenfire and the other parties thereto. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the timing to complete the proposed business combination by MBSC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by MBSC; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against PubCo, MBSC, Greenfire or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of MBSC’s stockholders or the inability to receive approval of the proposed plan of arrangement in connection with the proposed business combination; (v) Greenfire’s and PubCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of PubCo’s common shares and warrants on the New York Stock Exchange upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Greenfire; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by MBSC’s public stockholders being greater than expected; (xi) the management and board composition of PubCo following completion of the proposed business combination; (xii) limited liquidity and trading of PubCo’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Greenfire or MBSC may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that the COVID-19 pandemic or another major disease disrupts Greenfire’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Greenfire’s resources; (xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; (xx) risks associated with the oil and gas industry in general (e.g., operational risks in development, exploration and production; disruptions to the Canadian and global economy resulting from major public health events, the Russian-Ukrainian war and the impact on the global economy and commodity prices; the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation; pandemic, war, terrorist events, political upheavals and other similar events; events impacting the supply and demand for oil and gas including the COVID-19 pandemic and actions taken by the OPEC + group; delays or changes in plans with respect to exploration or development projects or capital expenditures); (xxi) the uncertainty of reserve estimates; (xxii) the uncertainty of estimates and projections relating to production, costs and expenses; (xxiii) health, safety and environmental risks; (xxiv) commodity price and exchange rate fluctuations; (xxv) changes in legislation affecting the oil and gas industry; (xxvi) uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and (xxvii) the risk that the Potential Refinancing is unsuccessful or does not occur. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of MBSC’s registration on Form S-1 (Registration Nos. 333-256017 and 333-260423), MBSC’s annual report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023, MBSC’s quarterly report on Form 10-Q for the quarter ended March 31, 2023 filed with the SEC on June 2, 2023, the Registration Statement and definitive proxy statement/prospectus of PubCo, effective August 14, 2023, including those under “Risk Factors” therein and other documents filed by MBSC or PubCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo, MBSC and Greenfire assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither PubCo, MBSC nor Greenfire gives any assurance that either PubCo, MBSC nor Greenfire will achieve its expectations.

Additional Information and Where to Find It

A full description of the terms of the proposed business combination have been provided in a Registration Statement filed by PubCo with the SEC, that includes a proxy statement of MBSC and constitutes a prospectus of PubCo. The Registration Statement was declared effective by the SEC on August 14, 2023. PubCo and MBSC filed the definitive proxy statement/prospectus with the SEC on August 14, 2023. The definitive proxy statement/prospectus was mailed to shareholders of MBSC on or around August 16, 2023. Each of PubCo and MBSC may also file other relevant documents with the SEC regarding the proposed business combination. This document is not a substitute for the definitive proxy statement/prospectus or any other document that PubCo and MBSC may file with the SEC. PubCo and MBSC urge investors, stockholders and other interested persons to read the Registration Statement, definitive proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain or will contain important information about PubCo, MBSC, Greenfire and the proposed business combination. Stockholders may obtain a copy of the Registration Statement on Form F-4 including the definitive proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Greenfire Resources Inc., 1900 – 205 5th Avenue SW, Calgary, AB T2P 2V7, and M3-Brigade Acquisition III Corp., 1700 Broadway, 19th Floor, New York, NY 10019. The definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

PubCo, MBSC and Greenfire, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of MBSC’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of MBSC is set forth in MBSC’s filings with the SEC. Information about the directors and executive officers of PubCo and Greenfire and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, are set forth in the definitive proxy statement/prospectus for the proposed business combination. Additional information regarding the identity of all potential participants in the solicitation of proxies to MBSC’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to PubCo, MBSC or Greenfire, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Amendment No. 3, dated as of September 5, 2023, to Business Combination Agreement, dated as of December 14, 2022 (as amended on April 21, 2023 and June 15, 2023), by and among M3-Brigade Acquisition III Corp., Greenfire Resources Ltd., DE Greenfire Merger Sub Inc., 2476276 Alberta ULC and Greenfire Resources Inc.
10.1	Amendment No. 1 to Subscription Agreement, dated as of September 5, 2023, by and among M3-Brigade Acquisition III Corp., Greenfire Resources Ltd., and Subscriber
99.1	Unaudited Condensed Interim Consolidated Financial Statements of Greenfire Resources Inc. as at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022
99.2	Greenfire Resources Inc.’s Management’s Discussion and Analysis for the three and six months ended June 30, 2023
99.3	Unaudited Condensed Interim Consolidated Financial Statements of Greenfire Resources Ltd. as at June 30, 2023
99.4	Unaudited Pro Forma Condensed Combined Statements of Income for the Six Months Ended June 30, 2023 and Year Ended December 31, 2022 and the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023, including the Related Notes.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

M3-BRIGADE ACQUISITION III CORP.

Date: September 5, 2023	By:	/s/ Mohsin Y. Meghji
		Name:	Mohsin Y. Meghji
		Title:	Executive Chairman of the Board of Directors

Exhibit 2.1

AMENDMENT NO. 3 TO
BUSINESS COMBINATION AGREEMENT

This Amendment No. 3 to the Business Combination Agreement (this “Amendment”) is entered into as of September 5, 2023, by and among M3-Brigade Acquisition III Corp., a Delaware corporation, Greenfire Resources Ltd., an Alberta corporation (“PubCo”), DE Greenfire Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo, 2476276 Alberta ULC, an Alberta unlimited liability corporation and a direct, wholly owned subsidiary of PubCo, and Greenfire Resources Inc., an Alberta corporation. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement.

R E C I T A L S

WHEREAS, on December 14, 2022, the parties hereto entered into that certain Business Combination Agreement (the “Original Business Combination Agreement”); and

WHEREAS, on April 21, 2023, the parties hereto entered into Amendment No. 1 to the Business Combination Agreement (“Amendment No. 1”) and, on June 14, 2023, the parties hereto entered into Amendment No. 2 to the Business Combination Agreement (“Amendment No. 2” and references to the “Business Combination Agreement” shall be references to the Original Business Combination Agreement as amended by Amendment No. 1 and Amendment No. 2); and

WHEREAS, the parties hereto desire to adopt certain amendments to the terms of the Business Combination Agreement, in accordance with Section 11.3 of the Business Combination Agreement.

NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the parties hereto hereby agree as follows:

1. Amendments to Recitals.

(a) The ninth recital is hereby amended and restated as follows:

WHEREAS, prior to Closing, PubCo (i) will authorize the issuance of 9.00% convertible senior notes due 2028, in an aggregate principal amount not to exceed $50,000,000, and in order to provide the terms and conditions upon which such notes are to be authenticated, issued and delivered, PubCo will authorize the execution and delivery of an indenture, and forms of notes to be issued under the Indenture (as defined in the Subscription Agreements) and documents ancillary thereto, and all acts and things necessary to make the notes, when executed by PubCo and authenticated and delivered by the Trustee or a duly authorized authenticating agent, valid, binding and legal obligations of PubCo (the “Convertible Debt Financing”) and (ii) may issue the Backstop Debt Financing (together with the Convertible Debt Financing, the “PubCo Debt Financing”);

(b) The tenth recital is hereby amended and restated as follows:

WHEREAS, concurrently with the execution of this Agreement, certain investors (collectively, the “Convertible Debt Financing Investors” and together with any investors in the Backstop Debt Financing, the “PubCo Debt Financing Investors”) are entering into Subscription Agreements, pursuant to which, among other things, each Convertible Debt Financing Investor has agreed to subscribe for and purchase on the Closing Date 9.00% convertible senior notes due 2028 in connection with the Convertible Debt Financing;

2. Amendments to Section 1.1.

(a) The definition of “Aggregate Closing Financing Proceeds” in Section 1.1 of the Business Combination Agreement is hereby amended and restated as follows:

“Aggregate Closing Financing Proceeds” means (i) the aggregate cash proceeds actually received (or deemed received) by SPAC in respect of the PIPE Financing plus (ii) the aggregate cash proceeds actually received (or deemed received) by PubCo in respect of the PubCo Debt Financing and the Backstop Equity Financing. For the avoidance of doubt, any cash proceeds received (or deemed received) by SPAC or PubCo or any of their respective Affiliates in respect of any amounts funded under a Subscription Agreement prior to the Closing Date and not refunded or otherwise used prior to the Closing shall constitute, and be taken into account for purposes of determining, the Aggregate Closing Financing Proceeds (without, for the avoidance of doubt, giving effect to, or otherwise taking into account the use of any such proceeds).

(b) The following definition be added to Section 1.1 of the Business Combination Agreement:

“Backstop Debt Financing” means a potential debt financing, to consist of senior secured notes of PubCo, at or prior to the Closing, which may be undertaken by PubCo and may reduce the Investment Amount with respect to the Convertible Debt Financing pursuant to Section 4 of the Subscription Agreements, solely to the extent the proceeds from the offerings of such notes exceed the aggregate principal amount of the Company’s 12.000% Senior Secured Notes due 2025, plus the amount of accrued and unpaid interest thereon, and the amount of applicable premiums to redeem such notes, outstanding on and as of the Closing Date, in an amount up to $50,000,000; provided that if such amount is $50,000,000 it shall be reduced by the amount remaining in the Trust Account in excess of $50,000,000, if any, after giving effect to the SPAC Stockholder Redemption; provided, further, that such amount shall not, when summed with the amount remaining in the Trust Account after giving effect to the SPAC Stockholder Redemption, exceed $100,000,000.

(c) The definition of “Backstop Equity Financing” in Section 1.1 of the Business Combination Agreement is hereby amended and restated as follows:

“Backstop Equity Financing” means a potential equity financing, to consist of subscriptions to purchase PubCo Common Shares or SPAC Class A Shares at the Closing (at a price per share to be set forth in the applicable subscription agreements), which may be undertaken by PubCo or SPAC in addition to the PIPE Financing in connection with reductions in the Investment Amount with respect to Convertible Debt Financing pursuant to Section 4 of the Subscription Agreements, in an amount up to $50,000,000; provided, that if such amount is $50,000,000, it shall be reduced by the Backstop Debt Financing and the amount remaining in the Trust Account in excess of $50,000,000, if any, after giving effect to the SPAC Stockholder Redemption; provided, further, that such amount shall not, when summed with the Backstop Debt Financing and the amount remaining in the Trust Account after giving effect to the SPAC Stockholder Redemption, exceed $100,000,000.

(d) The definition of “Transaction Financing Investors” in Section 1.1 of the Business Combination Agreement is hereby amended and restated as follows:

“Transaction Financing Investors” means, collectively, the PIPE Investors and the Convertible Debt Financing Investors.

(e) The definition of “Triggering Event” in Section 1.1 of the Business Combination Agreement is hereby amended and restated as follows:

“Triggering Event” shall occur if the Investment Amount, solely with respect to the amount of any Convertible Debt Financing to be issued at the Closing and after taking into account any reduction pursuant to Section 4 of the Subscription Agreements (excluding any such reduction resulting from any Backstop Debt Financing, but including, for the avoidance of doubt, any such reduction resulting from any Backstop Equity Financing), does not exceed $25,000,000.

3. Amendment to Section 9.1(a).

Clause (i) of Section 9.1(a) is hereby amended and restated as follows:

“(i) if any Convertible Debt Financing is to be issued pursuant to the Subscription Agreements, the Seventh Supplemental Indenture shall have become effective in accordance with its terms and shall remain in full force and effect as of the Closing Date; and”

4. Amendment to Section 10.1(d).

(a) Section 10.1(d) is hereby amended and restated as follows:

“by either SPAC or the Company, if the Transactions shall not have been consummated on or prior to September 28, 2023 (the “Termination Date”); provided that if as of the Termination Date any of the conditions set forth in Section 9.1(c) or Section 9.1(h) shall not have been satisfied, the Termination Date may be extended by either the Company or SPAC for a period of three (3) months by written notice to the other, and such date, as so extended, shall thereafter be the Termination Date for all purposes under this Agreement and the Ancillary Documents; provided, further, that, in the event of any such extension, and as of such extended Termination Date any of the conditions set forth in Section 9.1(c) or Section 9.1(h) shall not have been satisfied, the Termination Date may be further extended by either the Company or SPAC for a period of three (3) months by written notice to the other, and such date, as so further extended, shall thereafter be the Termination Date for all purposes under this Agreement and the Ancillary Documents; provided, further, that (i) the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to SPAC if SPAC’s breach of any of its covenants or obligations under this Agreement shall have primarily caused the failure to consummate the Transactions on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to the Company if the Company’s or any Acquisition Entity’s breach of its respective covenants or obligations under this Agreement shall have primarily caused the failure to consummate the Transactions on or before the Termination Date;”

5. Business Combination Agreement Remains in Effect. Except as expressly amended by this Amendment, the Business Combination Agreement remains in full force and effect and nothing in this Amendment shall otherwise affect any other provision of the Business Combination Agreement or the rights and obligations of the Parties. Without limiting the foregoing, each Party agrees that nothing in this Amendment shall limit in any way any of the provisions of the Business Combination Agreement.

6. References to the Business Combination Agreement. After giving effect to this Amendment, each reference in the Business Combination Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Business Combination Agreement shall refer to the Business Combination Agreement as amended by this Amendment.

7. Incorporation by Reference. Sections 11.4 (Notices), 11.5 (Governing Law), 11.7 (Construction; Interpretation), 11.10 (Severability), 11.11 (Counterparts; Electronic Signatures), 11.13 (No Recourse), 11.15 (Waiver of Jury Trial) and 11.16 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

M3-BRIGADE ACQUISITION III CORP.

By:	/s/ Mohsin Y. Meghji
Name:	Mohsin Y. Meghji
Title:	Executive Chairman of the Board of Directors

GREENFIRE RESOURCES LTD.

By:	/s/ David Phung
Name:	David Phung
Title:	Chief Financial Officer

DE GREENFIRE MERGER SUB INC.

By:	/s/ David Phung
Name:	David Phung
Title:	President

2476276 Alberta ULC

By:	/s/ David Phung
Name:	David Phung
Title:	Chief Financial Officer

GREENFIRE RESOURCES INC.

By:	/s/ David Phung
Name:	David Phung
Title:	Chief Financial Officer

[Signature Page to Amendment No. 3 to Business Combination Agreement]

Exhibit 10.1

AMENDMENT NO. 1 TO

SUBSCRIPTION AGREEMENT

This Amendment No. 1 to the Subscription Agreement (this “Amendment”) is entered into as of September 5, 2023, by and among Greenfire Resources Ltd., an Alberta corporation, M3-Brigade Acquisition Corp. III, a Delaware corporation, and the undersigned. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Subscription Agreement.

R E C I T A L S

WHEREAS, on December 14, 2022, the parties hereto entered into that certain Subscription Agreement; and

WHEREAS, the parties hereto desire to adopt certain amendments to the terms of the Subscription Agreement, in accordance with Section 9.4 of the Subscription Agreement.

NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the parties hereto hereby agree as follows:

1. Amendment to Section 4.

(a) Section 4 of the Subscription Agreement is hereby amended and restated as follows:

“The parties hereby agree that the Acquired Securities shall be reduced, if applicable, until such Acquired Securities equal zero, as follows:

(a) (i) the Notes shall be reduced by the aggregate proceeds of the Backstop Debt Financing (as defined in the Business Combination Agreement), if any, and (ii) if any Notes remain, the Notes shall thereafter be reduced by the aggregate proceeds of the Backstop Equity Financing (as defined in the Business Combination Agreement), if any, and (iii) if any Notes remain, the Notes shall thereafter be reduced by the amount remaining in the Trust Account after payments to redeeming holders of Common Shares in connection with the consummation of the Transactions, collectively up to an aggregate amount of $50,000,000 under this clause (a); and

(b) if the Notes pursuant to the foregoing clause (a) equal zero, the Acquired Shares shall be reduced by the quotient of (i) the product of (A) the quotient of (I) the number of Acquired Shares hereunder, divided by (II) the sum of (x) the number of Acquired Shares hereunder, plus (y) the number of Acquired Shares in the Other Subscription Agreements, multiplied by (B) the difference of (x) the amount remaining in the Trust Account after payments to redeeming holders of Common Shares in connection with the consummation of the Transactions, minus (y) the amount by which the Notes have been reduced pursuant to the foregoing clause (a)(iii) of this Section 4, if any, divided by (ii) the Common Per Share Price, rounded up to the nearest whole number.

PubCo shall pay Subscriber a cancellation fee equal to 2% of the aggregate dollar value of the amount by which the Acquired Securities are reduced with respect to Subscriber under the foregoing clauses (a) and (b). In the event the Acquired Securities are reduced with respect to Subscriber under the foregoing clauses (a) or (b), MBSC or PubCo, as applicable, will instruct their respective escrow agent, at least one (1) business day prior to the Closing Date, and the escrow agent shall refund the Purchase Price for the Acquired Securities so reduced prior to or concurrently with the Closing to the Subscriber.”

2. Subscription Agreement Remains in Effect. Except as expressly amended by this Amendment, the Subscription Agreement remains in full force and effect and nothing in this Amendment shall otherwise affect any other provision of the Subscription Agreement or the rights and obligations of the Parties. Without limiting the foregoing, each Party agrees that nothing in this Amendment shall limit in any way any of the provisions of the Subscription Agreement.

3. References to the Subscription Agreement. After giving effect to this Amendment, each reference in the Subscription Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Subscription Agreement shall refer to the Subscription Agreement as amended by this Amendment.

4. Incorporation by Reference. Sections 9.2 (Notices), 9.6 (Benefit); 9.7 (Governing Law), 9.8 (Consent to Jurisdiction; Waiver of Jury Trial), 9.9 (Severability), 9.13 (Headings and Captions), 9.14 (Counterparts) and 9.15 (Construction) of the Subscription Agreement are incorporated herein by reference, mutatis mutandis.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

GREENFIRE RESOURCES LTD.

By:	/s/ David Phung
	Name:	David Phung
	Title:	Chief Financial Officer

M3-BRIGADE ACQUISITION III CORP.

By:	/s/ Mohsin Y. Meghji
	Name:	Mohsin Y. Meghji
	Title:	Executive Chairman of the Board of Directors

Subscriber:

BRIGADE CAPITAL MANAGEMENT, L.P.,
as Investment Manager on Behalf of its Funds and Accounts

By:	/s/ Patrick Criscillo
	Name:	Patrick Criscillo
	Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to Subscription Agreement]

Exhibit 99.1

GREENFIRE
RESOURCES

Q2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Greenfire Resources Inc.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at ($CAD thousands)	note	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$36,882	$35,363
Restricted cash	5	47,363	35,313
Accounts receivable	6	36,511	34,308
Inventories	7	10,714	14,568
Prepaid expenses and deposits		3,072	3,975
		134,542	123,527
Non-current assets
Property, plant and equipment	8	930,280	963,050
Deferred income tax asset		88,199	87,681
		1,018,479	1,050,731
Total assets		1,153,021	1,174,258
Liabilities
Current liabilities
Accounts payable and accrued liabilities		39,843	46,569
Current portion of long-term debt	11	61,156	63,250
Current portion of lease liabilities	12	186	98
Risk management contracts	10	10,847	27,004
		112,032	136,921
Non-current liabilities
Long-term debt	11	185,649	191,158
Lease liabilities	12	1,259	865
Decommissioning liabilities	9	7,983	7,543
		194,891	199,566
Total liabilities		306,923	336,487
Shareholders’ equity
Share capital	15	15	15
Contributed surplus	15	45,324	44,674
Retained earnings		800,759	793,082
		846,098	837,771
Total liabilities and shareholders’ equity		$1,153,021	$1,174,258

Commitments (note 14)

See accompanying notes to the unaudited condensed interim consolidated financial statements

These Condensed Interim Consolidated Financial Statements were approved by the Board of Directors on August 14, 2023.

Greenfire Resources Inc.	2023 Q2 Financial Statements | 2

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

		Three months ended June 30		Six months ended June 30
($CAD thousands, except per share amounts)	note	2023	2022	2023	2022
Revenues
Oil sales		$173,605	$315,794	$353,273	$608,558
Royalties		(5,793)	(18,788)	(10,295)	(30,628)
Oil sales, net of royalties		167,812	297,006	342,978	577,930
Risk management contracts gains (losses)	10	4,357	(29,081)	9,200	(205,454)
		172,169	267,925	352,178	372,476
Expenses
Diluent expense		74,027	105,195	175,883	216,176
Transportation and marketing		13,586	17,409	29,600	35,936
Operating expenses		35,675	44,436	75,439	81,890
General and administrative		2,657	2,008	5,483	5,350
Financing and interest	13	5,398	22,160	20,714	45,261
Depletion and depreciation	8	17,120	17,312	38,035	35,674
Exploration expenses		1,026	250	2,819	681
Other (income) and expenses		(458)	620	(666)	1,385
Transaction costs	1	1,914	-	4,241	-
Foreign exchange (gain) loss		(6,226)	13,062	(6,529)	7,076
Total Expenses		144,719	222,452	345,019	429,429
Net income (loss) before taxes		$27,450	$45,473	$7,159	$(56,953)
Income tax recovery (expense)		(3,095)	-	518	-
Net income (loss) and comprehensive income (loss)		$24,355	$45,473	$7,677	$(56,953)
Net income (loss) per share
Basic	15	$2.72	$5.08	$0.86	$(6.36)
Diluted	15	$1.89	$3.53	$0.60	$(6.36)

See accompanying notes to the unaudited condensed interim consolidated financial statements

Greenfire Resources Inc.	2023 Q2 Financial Statements | 3

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

Six months ended June 30
($CAD Thousands)	note	2023	2022
Share capital
Balance, beginning of period		$15	$15
Balance, end of period		15	15
Contributed surplus
Balance, beginning of period		44,674	43,491
Stock based compensation		650	-
Balance, end of period		45,324	43,491
Retained earnings
Balance, beginning of period		793,082	661,384
Net income (loss)		7,677	(56,953)
Balance, end of period		800,759	604,431
Total shareholders’ equity		$846,098	$647,937

See accompanying notes to the unaudited condensed interim consolidated financial statements

Greenfire Resources Inc.	2023 Q2 Financial Statements | 4

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

		Three months ended June 30		Six months ended June 30
($CAD Thousands)	note	2023	2022	2023	2022
Operating activities
Net income (loss)		$24,355	$45,473	$7,677	$(56,953)
Items not affecting cash:
Deferred income taxes		3,095	-	(518)	-
Unrealized (gain) loss on risk management contracts	10	(11,134)	(28,182)	(16,157)	114,411
Depletion and depreciation	8	17,255	17,637	37,658	35,319
Stock-based compensation	15	325	-	650	-
Accretion	9	223	189	440	348
Other non-cash expenses		17	2	33	2
Foreign exchange (gain) loss		(6,228)	13,066	(6,532)	7,080
Amortization of debt issuance costs	11	(6,363)	9,560	(977)	19,368
Change in non-cash working capital	16	2,095	9,808	(3,130)	(21,334)
Cash provided by operating activities		23,640	67,553	19,144	98,241
Financing activities
Repayment of long-term debt		-	(60,691)	-	(60,691)
Lease payments	12	(6)	(18)	(12)	(18)
Cash used by financing activities		(6)	(60,709)	(12)	(60,709)
Investing activities
Property, plant and equipment expenditures	8	(1,911)	(7,706)	(4,428)	(12,906)
Restricted cash		(8,000)	(8,100)	(12,050)	(13,317)
Change in non-cash working capital (accrued additions to PP&E)	16	845	386	(1,108)	3,144
Cash used in investing activities		(9,066)	(15,420)	(17,586)	(23,079)
Exchange rate impact on cash and cash equivalents held in foreign currency		(89)	(1,823)	(27)	(1,947)
Change in cash and cash equivalents		14,479	(10,399)	1,519	12,506
Cash and cash equivalents, beginning of period		22,403	83,774	35,363	60,869
Cash and cash equivalents, end of period		$36,882	$73,375	$36,882	$73,375

See accompanying notes to the unaudited condensed interim consolidated financial statements

Greenfire Resources Inc.	2023 Q2 Financial Statements | 5

Notes to the Interim Consolidated Financial Statements

As at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022
(Unaudited)

1. CORPORATE INFORMATION

Greenfire Resources Inc. (the “Company” or “GRI”) is a corporation incorporated under the Alberta Business Corporations Act. The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties, and focuses primarily in the Athabasca oil sands region of Alberta. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7.

In December 2022, the Company and M3-Brigade Acquisition III Corp., a New York Stock Exchange listed special purpose acquisition company, entered into a definitive agreement for a business combination (the “Business Combination). In April 2023 the Company filed its Registration Statement with the United States Securities Exchange Commission. The Business Combination is expected to close before the end of 2023, subject to customary closing conditions, including the receipt of necessary regulatory approvals. During the six months ended June 30, 2023, $4.2 million were incurred in relation to the Business Combination

2. BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using International Accounting Standard IAS 34: “Interim Financial Reporting”. They are condensed as they do not include all of the information required for full annual consolidated financial statements, and they should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2022.

In these interim consolidated financial statements, all dollars are expressed in Canadian dollars, which is the Company’s functional currency, unless otherwise indicated. These interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their estimated fair value.

The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location (Athabasca oil sands region of Alberta, Canada), nature of the products sold and integration of facilities and operations. The chief operating decision maker is the President and CEO, who reviews operating results at this level to assess financial performance and make resource allocation decisions. The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. All of the Company’s non-current assets are located in and revenue is earned in Canada.

These interim consolidated financial statements were approved by the Board of Directors on August 14, 2023.

Greenfire Resources Inc.	2023 Q2 Financial Statements | 6

3. MATERIAL ACCOUNTING POLICY INFORMATION

The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited consolidated financial statements with the following exceptions. The IASB issued amendments to IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements. The IASB also issued amendments to IAS 12 that require entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments were adopted on January 1, 2023 and did not have a significant impact on the Company's interim condensed consolidated financial statements.

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the interim consolidated financial statements are described in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

4. FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company is able to classify fair value balances based on the observability of these inputs. The authoritative guidance for fair value measurements establishes three levels of the fair value hierarchy, defined as follows:

●	Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The following table summarizes the method by which the Company measures its financial instruments on the consolidated balance sheets and the corresponding hierarchy rating for their derived fair value estimates:

Financial Instrument	Fair Value Hierarchy	Classification & Measurement
Cash and cash equivalents	Level 1	Amortized cost
Restricted cash	Level 1	Amortized cost
Accounts receivable	Level 2	Amortized cost
Risk management contracts	Level 2	Fair value through profit and loss
Accounts payable and accrued liabilities	Level 2	Amortized cost
Long-term debt	Level 2	Amortized cost

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities included on the consolidated balance sheets approximates the fair values of the respective assets and liabilities due to the short-term nature of those instruments.

The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (level 2).

The Company is exposed to a number of different financial risks arising from normal course business exposures, as well as the Company’s use of financial instruments. There have been no changes in the Company’s objectives, policies or risks surrounding financial instruments.

Greenfire Resources Inc.	2023 Q2 Financial Statements | 7

Commodity price risk

The Company is exposed to commodity price risk on its oil sales due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities consist of WTI and light-heavy crude differential swaps and options. The Company may utilize financial and/or physical delivery contracts to fix commodity prices on a portion of its future production. The Company does not use financial derivatives for speculative purposes. Refer to Note 10 for further details on the Company’s risk management contracts.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Company actively manages its liquidity through cash and debt management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities and opportunities for further financings. The Company believes that it has access to sufficient capital through internally generated cash flows to meet current spending forecasts and financial obligations for at least twelve months.

The following table details the financial liabilities as at June 30, 2023:

(CAD$ thousands)	<1 year	1-2 years	2+ years	Total
Accounts payable and accrued liabilities	39,843	-	-	39,843
Lease liabilities[1]	186	149	1,538	1,873
Risk management contracts	10,847	-	-	10,847
Long-term debt[1]	61,156	93,872	133,519	288,547
Total financial liabilities	112,032	94,021	135,057	341,110

[1]	These amounts include the notional principal and interest payments

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit-worthy counterparties and monitoring creditworthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable. Refer to Note 6 for further details.

Revenue

The Company has long-term marketing agreements with a single counterparty (“Sole Petroleum Marketer”), which has exclusive marketing rights over the Company’s production and diluent purchases at Hangingstone Expansion (“Expansion”), until October 2026 and at Hangingstone Demo (“Demo”), until April 2024. Fees paid to the Sole Petroleum Marketer as part of these agreements include, marketing, incentive and royalty fees. These fees are expensed as incurred as transportation and marketing expenses. In addition, the Sole Petroleum Marketer provides letters of credit in support of the Company’s long-term transportation commitments. As a result of these marketing agreements, the Company is exposed to concentration and credit risks, as all sales are to a single counterparty.

Greenfire Resources Inc.	2023 Q2 Financial Statements | 8

5. RESTRICTED CASH

As at June 30, 2023 the Company had a $46.8 million credit facility with its Sole Petroleum Marketer (“Credit Facility”) that was used to issue $46.8 million in letters of credit related to the Company’s long-term pipeline transportation agreements. Under the terms of the Credit Facility, over a period of 24 months and beginning in October 2021, the Company is required to contribute cash to a cash-collateral account (“Reserve Account”) until the balance of the Reserve Account is equal to 105% of the aggregate face value of the Credit Facility. During the six months ended June 30, 2023, the Company contributed $12.0 million in restricted cash to the Reserve Account.

As at June 30, 2023 the Company had $47.4 million in restricted cash, which consisted of $39.3 million restricted cash in the Reserve Account and $8.1 million of restricted cash that collateralizes the Company’s credit cards and other transportation commitments.

6. ACCOUNTS RECEIVABLE

As at ($ thousands)	June 30, 2023	December 31, 2022
Trade receivables	$30,465	$22,428
Joint interest receivables	6,046	11,880
Accounts receivable	$36,511	$34,308

At June 30, 2023, the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at June 30, 2023, 100% was receivable from two companies at approximately 71% and 29% each (December 31, 2022- 100% was receivable from two companies at 64% and 36% each). At June 30, 2023, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2022- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. There are no material financial assets that the Company considers past due, and no accounts have been written off.

7. INVENTORIES

As at ($ thousands)	June 30, 2023	December 31, 2022
Oil inventories	$3,685	$7,560
Warehouse materials and supplies	7,029	7,008
Inventories	$10,714	$14,568

During the three and six months ended June 30, 2023, approximately $137.6 million and $315.8 million, respectively (June 30, 2022 - $199.7 million and $333.7 million) of inventory was recorded in operating expenses, diluent expense, transportation expense and depletion and depreciation in the condensed consolidated statements of comprehensive income (loss). As at June 30, 2023 and December 31, 2022, the Company had no inventory write downs.

Greenfire Resources Inc.	2023 Q2 Financial Statements | 9

8. PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of-use	Corporate assets	Total
Cost
Balance as at December 31, 2021	1,016,654	-	462	1,017,116
Expenditures on PP&E	39,425	-	167	39,592
Right-of-use asset additions	-	969	-	969
Revaluation of decommissioning liabilities	1,237	-	-	1,237
Balance as at December 31, 2022	1,057,316	969	629	1,058,914
Expenditures on PP&E	4,428	-	-	4,428
Right-of-use asset additions	-	460	-	460
Balance as at June 30, 2023	1,061,744	1,429	629	1,063,802
Accumulated DD&A
Balance as at December 31, 2021	27,949	-	47	27,996
Depletion and depreciation (1)	67,623	60	185	67,868
Balance as at December 31, 2022	95,572	60	232	95,864
Depletion and depreciation (1)	37,479	103	76	37,658
Balance as at June 30, 2023	133,051	163	308	133,522
Net book Value
Balance at December 31, 2022	961,744	$909	397	963,050
Balance at June 30, 2023	$928,693	$1,266	$321	$930,280

(1)	As at June 30, 2023 $389 of DD&A was capitalized to inventory (December 31, 2022- $766).

No indicators of impairment were identified at June 30, 2023, and as such no impairment test was performed.

9. DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in oil assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted inflated amount of cash flows required to settle its decommissioning liabilities to be approximately $206.5 million (December 31, 2022- $206.5 million). A credit-adjusted discount rate of 12% (December 31, 2022- 12%) and an inflation rate of 2.0% (December 31, 2022- 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $1.1 million with a corresponding adjustment to PP&E. The decommissioning liabilities are estimated to be settled in periods up to year 2071.

A reconciliation of the decommissioning liabilities is provided below:

As at ($ thousands)	June 30, 2023	December 31, 2022
Balance, beginning of period	$7,543	$5,517
Revaluation	-	1,283
Accretion expense	440	743
Balance, end of period	$7,983	$7,543

Greenfire Resources Inc.	2023 Q2 Financial Statements | 10

10. RISK MANAGEMENT CONTRACTS

The Company is exposed to commodity price risk on its oil sales due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities consist of WTI, light-heavy crude and natural gas differential swaps and options. The Company may utilize financial and/or physical delivery contracts to fix commodity prices on a portion of its future production. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its Notes (see note 11) includes a requirement to implement a 12-month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves forecast in the most recent reserves report, as determined by a qualified and independent reserves evaluator. This requirement is assessed at the end of every fiscal quarter for the duration of time that the Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Financial contracts

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

	As at June 30, 2023		As at December 31, 2022
(CAD$ thousands)	Asset	Liability	Asset	Liability
Gross amount	$104	$(10,951)	$21,375	$(48,379)
Amount offset	(104)	104	(21,375)	21,375
Risk Management contracts	$-	$(10,847)	$-	$(27,004)

The following table summarizes the financial commodity risk management gains and losses:

	Three months ended June 30		Six months ended June 30
($ thousands)	2023	2022	2023	2022
Realized gain (loss) on risk management contracts	$(6,777)	$(57,263)	$(6,957)	$(91,044)
Unrealized gain (loss) on risk management contracts	11,134	28,182	16,157	(114,410)
Gain (loss) on risk management contracts	$4,357	$(29,081)	$9,200	$(205,454)

As at June 30, 2023, the following financial commodity risk management contracts were in place:

	WTI- Fixed Price Swap			WTI- Put Options			WTI- Costless Collar
Term	Volume (bbls)	Swap Price (US$/bbl)(1)	Volume (bbls)	Strike Price (US$/bbl)	Option Premium ($US/bbl)	Volume (bbls)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)
Q3 2023	-	-	1,278,551	50.00	4.73	-	-	-
Q4 2023	-	-	371,169	50.00	5.90	742,337	50.00	108.25
Q1 2024	-	-	-	-	-	877,968	60.00	77.00
Q2 2024	-	-	-	-	-	877,968	60.00	74.55

(1)	Presented as weighted average prices

Greenfire Resources Inc.	2023 Q2 Financial Statements | 11

	Natural Gas-Fixed Price Swaps
Term	Volume (GJs)	Swap Price (CAD$/GJ)
Q4 2023	305,000	2.97
Q1 2024	455,000	2.97

The following table illustrates the potential impact of changes in commodity prices on the Company’s net income, before tax, based on the financial risk management contracts in place at June 30, 2023:

	Change in WTI		Change in Natural Gas
As at June 30, 2023 ($ thousands)	Increase of $5.00/bbl	Decrease of $5.00/bbl	Increase of $0.10/GJ	Decrease of $0.10/GJ
Increase (decrease) to fair value of commodity risk management contracts	-	-	$76	$(76)

The Company’s commodity risk management contracts are held with two large reputable financial institution. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

11. LONG-TERM DEBT AND BONDHOLDER WARRANTS

Long-term debt

On August 12, 2021, the Company issued US$312.5 million of senior secured notes (“the Notes”) and 312,500 detachable share purchase warrants (“Bondholder Warrants”) as part of a debt offering (“the Offering”). The Notes had an original issuer discount of 3.5% and bear interest at the fixed rate of 12.00% per annum, payable semi-annually, and mature on August 12, 2025. The Notes are secured by a first priority lien on substantially all the assets of the Company and its wholly owned subsidiaries. Subject to certain exceptions and qualifications, the Notes contain certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, and make certain restricted payments, dispositions and transfers of assets. The Notes also contain minimum hedging requirements. As at June 30, 2023 and December 31, 2022, the Company was compliant with all covenants.

As at ($ thousands)	June 30, 2023	December 31, 2022
US dollar denominated debt:
12.00% senior notes issued at 96.5% of par (USD$217.9 million at June 30, 2023 and US$217.9 million at December 31, 2022)(1)	$288,547	$295,173
Unamortized debt discount and debt issue costs	(41,742)	(40,765)
Total term debt	$246,805	$254,408
Current portion of long-term debt	$61,156	$63,250
Long-term debt	$185,649	$191,158

(1)	The U.S. dollar denominated debt was translated into Canadian dollars as at June month-end exchange rate of 1.324 (December 31, 2022- 1.3544).

Under the terms of the Notes, the Company is required to redeem 75% of Excess Cash Flow in every six-month period, with the first period beginning on September 17, 2021 and ending March 31, 2022. Excess Cash Flow is defined as the net change in cash for the six-month period minus net cash used in or provided by financing activities (other than any amounts used to reduce the principal amount of the Notes or any indebtedness that is subordinated to the Notes). Cash amounts deposited into the Reserve Account (see note 5) are excluded from the Excess Cash Flow calculation. Letters of credit issued by banks in the ordinary course of business are also excluded from the definition of Excess Cash Flow. The redemption price for this Excess Cash Flow redemption is equal to 106% of the principal amount, plus accrued and unpaid interest to the date of redemption. The Company has up to 65 days after a six-month period to affect the redemption, with a 30-day notice period. For the period ended June 30, 2023, the estimated Excess Cash Flow redemption for the next 12 months was estimated at $61.2 million (December 31, 2022- $63.3 million) and is recorded on the Company’s financial statements as a current liability.

Greenfire Resources Inc.	2023 Q2 Financial Statements | 12

At any time prior to August 15, 2023, the Company may on any one or more occasions redeem, on a pro rata basis, all or a part of the Notes, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus a prepayment premium, and accrued and unpaid interest, if any, to, but not including, the date of redemption. The prepayment premium is calculated as follows:

On the redemption date, the greater of:

(1)	1.0% of the principal amount of the Note; or

(2)	the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at August 15, 2023 (see table below), plus (ii) all required interest payments due on the Note through August 15, 2023 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the “Treasury Rate” as of such redemption date plus 50.0 basis points; over (b) the principal amount of the Note.

“Treasury Rate” defined as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to August 15, 2023; provided, that if the period from the redemption date to August 15, 2023, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

The Company also has the option to redeem the Notes at the following specified redemption prices:

US$312.5 million 12.00% senior notes
On or after August 15, 2023 to August 15, 2024	106.0
On or after August 15, 2024 to February 15, 2025	103.0
On or after February 15, 2025	100.0

The Company is exposed to foreign exchange rate fluctuations on the principal value and interest payments in respect of its Notes. As of June 30, 2023, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $28.8 million (December 31, 2022 - $29.3 million).

As at June 30, 2023, the carrying value of the Company’s long-term debt was $288.5 million and the fair value was $306.8 million (December 31, 2022 carrying value – $254.4 million, fair value – $315.7 million).

The Notes are subject to fixed interest rates and are not exposed to changes in interest rates.

Bondholder warrants

The Offering included one, detachable, five-year share purchase warrant for every US$1,000 in face value of Notes issued resulting in the issue of 312,500 Bondholder Warrants that entitle the holder to acquire up to 3,225,806 common shares at $0.01 per warrant. The Bondholder Warrants were exercisable and detachable 30 days post the closing of the JACOS acquisition. The Notes and Bondholder Warrants were separated on October 18, 2021. These warrants were issued in conjunction with the Offering to enable the bondholders to acquire 25% of the Company, prior to new equity being raised by the Company, at a nominal value. The remaining 75% was to be held by the founders of the Company, a group that included the four shareholders, key management and employees.

Greenfire Resources Inc.	2023 Q2 Financial Statements | 13

The Bondholder Warrants have been determined to be equity instruments and have been allocated a portion of the net proceeds raised by the Offering based on the relative fair value of the Notes and the Bondholder Warrants. The fair value of the Bondholder Warrants was determined by the Company using a level 3 fair value hierarchy. In determining the fair value of the Bondholder Warrants the Company considered all available information, including indicative valuation estimates provided by the agents of the Offering, secondary market bid and ask prices, adjusted for the risks related to the closing of the JACOS acquisition that existed at their date of issue in August 2021.

12. LEASE LIABILITIES

The Company has recognized the following leases:

($ thousands)	June 30, 2023	December 31, 2022
Balance, beginning of year	$963	$-
Additions	460	970
Interest expense	34	19
Payments	(12)	(26)
Balance, end of year	$1,445	$963
Current portion	$186	$98
Non-current portion	$1,259	$865

The Company’s minimum lease payments are as follows:

As at June 30 ($ thousands)	2023
Within 1 year	$186
Within 2 to 5 years	576
Later than 5 year	1,111
Minimum lease payments	1,873
Amounts representing finance charges	(428)
Present value of net minimum lease payments	$1,445

During the year ended December 31, 2022, the Company entered a 7-year term finance lease for new office space, which has been recognized as a right-of-use asset and lease liability at inception in the consolidated balance sheets. During the six months ended June 30, 2023, the initial 7-year lease was extended an additional 3 years. The liability was remeasured at the present value of the remaining lease payments discounted at the Company’s estimated incremental borrowing rate.

Greenfire Resources Inc.	2023 Q2 Financial Statements | 14

13. FINANCING AND INTEREST

	Three months ended June 30		Six months ended June 30
($ thousands)	2023	2022	2023	2022
Accretion on long-term debt	$4,870	$21,398	$19,714	$43,703
Other interest	305	573	560	1,210
Accretion on decommissioning liabilities	223	189	440	348
Financing and interest expense	$5,398	$22,160	$20,714	$45,261

14. COMMITMENTS

The following table summarized the Company’s estimated future unrecognized commitments as at June 30, 2023:

($ thousands)	Remaining 2023	2024	2025	2026	2027	Beyond 2027	Total
Credit facility	9,784	-	-	-	-	-	9,784
Transportation	16,205	31,880	30,561	28,956	29,044	232,368	369,014
Total	$25,989	$31,880	$30,561	$28,956	$29,044	$232,368	$378,798

The Company has commitments related to pipeline transportation services, and credit facility commitments associated with its pipeline transportation commitments.

15. SHARE CAPITAL AND WARRANTS

Share capital

As at June 30, 2023 the Company’s authorized share capital consists of an unlimited number of common shares and there was a total of 8,951,624 common shares outstanding. The following table summarized changes to the Company’s common share capital:

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of shares	Amount	Number of shares	Amount
Shares outstanding
Balance, beginning of period	8,951,624	$14,516	8,951,624	$14,516
Stock issued	-	-	-	-
Balance, end of period	8,951,624	$14,516	8,951,624	$14,516

The following table summarizes the Company’s weighted average shares outstanding:

	Three months ended June 30		Six months ended June 30
($ thousands)	2023	2022	2023	2022
Weighted average shares outstanding-basic	8,951,624	8,951,624	8,951,624	8,951,624
Dilutive effect of warrants	3,939,320	3,927,353	3,937,227	3,756,130
Weighted average shares outstanding- diluted	12,890,944	12,878,977	12,888,851	12,707,754

Greenfire Resources Inc.	2023 Q2 Financial Statements | 15

The dilutive effect of warrants is reflective of the total specified number of shares issuable under the original warrant agreement, which contemplates an adjustment for the number of performance warrants exercised.

Bondholder warrants

As at June 30, 2023, the Company had 312,500 Bondholder Warrants outstanding which entitled the holders of these warrants, in aggregate, the right to purchase 25% of the Company’s issued and outstanding common shares commencing October 18, 2021 to a maximum of 3,225,806 common shares at $0.01 per shares. Based on the issued and outstanding common shares of the Company, Bondholders have the right to acquire 2,983,866 common shares at $0.01 per share.

The table below summarizes the outstanding warrants as it equates to the total common shares issuable to bondholders:

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of warrants	Exercise price	Number of warrants	Exercise price
Bondholder Warrants outstanding
Balance, beginning of period	312,500	$0.01	312,500	$0.01
Bondholder Warrants issued	-	-	-	-
Balance, end of period	312,500	$0.01	312,500	$0.01
Exchange ratio, end of period	9.55	-	9.55	-
Common shares issuable on exchange	2,983,866	-	2,983,866	-

Performance warrants

In February 2022, the Company implemented a warrant plan as part of the Company’s long-term incentive plan for employees and service providers, whereby up to 725,806 warrants (“Performance Warrants”) are issuable under the plan. These Performance Warrants have both performance and time vesting criteria before there is the ability to exercise the option to purchase one common share of the Company for each Performance Warrant. As of the date of these consolidated financial statements, the vesting criteria was met for approximately 36,849 performance warrants, which can be converted into 36,849 common shares. All Performance Warrants expire 10 years after issuance.

The table below summarizes the outstanding warrants as it equates to the total common shares issuable to performance warrant holders:

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of warrants	Weighted Average Exercise price	Number of warrants	Weighted Average Exercise price
Performance Warrants outstanding
Balance, beginning of period	712,930	$15.79	-	$-
Performance warrants issued	8,526	58.67	761,264	15.88
Performance warrants forfeited	(3,528)	14.18	(48,334)	17.12
Balance, end of period	716,878	$16.26	712,930	$15.79
Common shares issuable on exchange	716,878	-	712,930	-

Greenfire Resources Inc.	2023 Q2 Financial Statements | 16

The fair market value of the Performance Warrants was $10.7 million at the date of issuance. The fair value of each warrant was estimated on its grant date using the Black Scholes Merton valuation model with the following assumptions:

	2022 Assumptions	2023 Assumptions
Average risk-free interest rate	1.46%	3.55%
Average expected dividend yield	-	-
Average expected volatility[1]	60.00%	57.00%
Average expected life (years)	3-5	2-5

[1]	Expected volatility has been based on historical share volatility of similar market participants

The Performance Warrants expire 10 years after the issuance date. For the three and six months ended June 30, 2023, the Company recorded $0.3 and $0.7 million of stock-based compensation in general and administrative expenses related to the performance warrant plan.

16. SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated balance sheet to the consolidated statement of cash flows:

	Three months ended June 30		Six months ended June 30
($ thousands)	2023	2022	2023	2022
Change in accounts receivable	$(667)	$(502)	$(2,203)	$(38,330)
Change in inventories	46	(3,425)	3,854	1,604
Change in prepaid expenses and deposits	(376)	196	903	(3,558)
Change in accounts payable and accrued liabilities	4,006	14,119	(6,726)	21,867
	3,009	10,388	(4,172)	(18,417)
Other items impacting changes in non-cash working capital:
Unrealized foreign exchange gain (loss) related to working capital	(69)	(194)	(66)	227
	2,940	10,194	(4,238)	(18,190)
Related to operating activities	2,095	9,808	(3,130)	(21,334)
Related to investing activities (accrued additions to PP&E)	845	386	(1,108)	3,144
Net change in non-cash working capital	2,940	10,194	(4,238)	(18,190)
Cash interest paid (included in operating activities)	$(878)	$(2,856)	$(18,308)	$(27,470)
Cash interest received (included in operating activities)	$668	$14	$791	$11

Greenfire Resources Inc.	2023 Q2 Financial Statements | 17

Exhibit 99.2

GREENFIRE
RESOURCES

Q2

MANAGEMENT'S DISCUSSION & ANALYSIS

Greenfire Resources Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Greenfire Resources Inc. (“Greenfire” or the “Company”) is dated August 14, 2023, which is the date this MD&A was approved by the Board of Directors of the Company, and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and notes for the period ended June 30, 2023, as well as the audited consolidated financial statements and notes for the year ended December 31, 2022 and the 2022 annual MD&A. The financial statements, including the comparative figures, were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

This MD&A contains forward looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Forward Looking Statements” section within this MD&A.

Production volumes and per unit statistics are presented throughout this MD&A on a “net of the Company’s working interest” and “before royalty basis”.

Dollar per barrel ($/bbl) figures are based upon sold bitumen barrels unless otherwise noted. The Company monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze the Company’s competitiveness relative to its peer group.

All financial information included in this MD&A is presented in Canadian dollars (“CAD”), unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding.

The Company’s non-GAAP Measures are detailed in the non-GAAP Measures section of this report. They include Excess Cash Flow, adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), adjusted funds flow, adjusted funds flow per barrel ($/bbl), adjusted working capital and net debt.

Key Factors Affecting Operating Results

The Company believes its performance depends on several factors that present significant opportunities for it but also pose risks and challenges.

Commodity Prices

Prices for crude oil, condensate and natural gas have historically been volatile. This volatility is expected to continue due to the many uncertainties associated with the global political and economic environment, including the supply of, and demand for, crude oil and natural gas and the availability of other energy supplies, both regionally and internationally, as well as the relative competitive relationships of the various energy sources in the view of consumers and other factors.

The market prices of crude oil, condensate and natural gas impact the amount of cash generated from Greenfire’s operating activities, which, in turn, impact Greenfire’s financial position and results of operations.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 2

Competition

The petroleum industry is competitive in all its phases. Greenfire competes with numerous other entities in the exploration, development, production and marketing of oil. Greenfire’s competitors include oil and natural gas companies that have substantially greater financial resources, workforce and facilities than those of Greenfire. Some of these companies not only explore for, develop and produce oil, but also carry on refining operations and market oil and natural gas on an international basis. As a result of these complementary activities, some of these competitors may have greater and more diverse competitive resources to draw on than Greenfire. Greenfire’s ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil include price, process, and reliability of delivery and storage.

Greenfire also faces competition from companies that supply alternative resources of energy, such as wind or solar power. Other factors that could affect competition in the marketplace include additional discoveries of hydrocarbon reserves by Greenfire’s competitors, changes in the cost of production, and political and economic factors and other factors outside of Greenfire’s control.

The petroleum industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies that may increase the viability of reserves or reduce production costs. Other companies may have greater financial, technical and personnel resources that allow them to implement and benefit from such technological advantages. Greenfire may not be able to respond to such competitive pressures and implement such technologies on a timely basis, or at an acceptable cost. If Greenfire does implement such technologies, Greenfire may not do so successfully. One or more of the technologies currently utilized or implemented in the future by Greenfire may become obsolete or uneconomic. If Greenfire is unable to employ the most advanced commercially available technology, or is unsuccessful in implementing certain technologies, its business, financial condition and results of operations could also be adversely affected in a material way.

Royalty Regimes

Greenfire pays royalties in accordance with the established royalty regime in the Province of Alberta. Greenfire’s royalties are paid to the Crown, which are based on government pre and post payout royalty rates determined on sliding scales and dependent on commodity prices. The Government of Alberta may adopt new royalty regimes, or modify the existing royalty regime, which may have an impact on the economics of Greenfire’s projects. An increase in royalties would reduce Greenfire’s earnings and could make future capital investments, or Greenfire’s operations, less economic. For more information see the subsection 4.4 Royalties.

Impact of COVID-19

The COVID-19 pandemic, which began in early 2020, continues to create uncertainty and negatively impact the commodity price environment by suppressing the continued recovery in global economic activity and demand for hydrocarbon product. It continues to be difficult to forecast and account for the risk posed by the COVID-19 pandemic.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 3

CONTENTS

1.	BACKGROUND AND HISTORY		6
2.	OUTLOOK AND OBJECTIVES		6
3.	PERFORMANCE HIGHLIGHTS		7
4.	RESULTS OF OPERATIONS		12
	4.1	Production	12
	4.2	Commodity Prices	12
	4.3	Oil Sales	15
	4.4	Royalties	16
	4.5	Risk Management Contracts	17
	4.6	Diluent Expense	19
	4.7	Transportation and Marketing Expense	19
	4.8	Operating Expenses	20
	4.9	Production Costs	21
	4.10	General & Administrative Expenses	22
	4.11	Interest and Finance Expenses	22
	4.12	Depletion and Depreciation	23
	4.13	Exploration Expenses	24
	4.14	Other (Income) and Expense	24
	4.15	Foreign Exchange Loss (Gain)	24
	4.16	Decommissioning Liability	25
	4.17	Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA	25
5.	CAPITAL RESOURCES AND LIQUIDITY		26
	5.1	Long Term Debt	27
	5.2	Term Loan	27
	5.3	Working Capital (Deficit) and Adjusted Working Capital(1)	28
	5.4	Restricted Cash and Letter of Credit Facilities	28
	5.5	Expansion Marketing Contract	29
	5.6	Demo Marketing Contract	29
	5.7	Share Capital and Warrants	29
	5.8	Cash Flow Summary	31
	5.9	Property, Plant and Equipment Expenditures	32
	5.10	Cash Provided by Operating Activities and Adjusted Funds Flow(1)	33
6.	NON-GAAP MEASURES		34
7.	COMMITMENTS AND CONTINGENCIES		38
8.	ACCOUNTS RECEIVABLE		38
9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES		38
10.	OFF-BALANCE SHEET ARRANGEMENTS		39
11.	FORWARD LOOKING STATEMENTS		39
12.	ADDITIONAL INFORMATION		40

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 4

FIGURES

Figure 1:	Financial & Operational Highlights	11
Figure 2:	Liquidity and Balance Sheet	11
Figure 3:	Production and Steam-Oil Ratio	12
Figure 4:	Benchmark Pricing	15
Figure 5:	Oil Sales	16
Figure 6:	Royalties	16
Figure 7:	Financial Management Contracts	17
Figure 8:	Outstanding Financial Risk Management Contracts at June 30, 2023	18
Figure 9:	Outstanding Physical Contracts at June 30, 2023	18
Figure 10:	Realized and Unrealized Gain (Loss) on Commodity Price Risk Management Contracts	19
Figure 11:	Diluent Expense	19
Figure 12:	Transportation and Marketing Expenses	20
Figure 13:	Operating Expenses	21
Figure 14:	Production Costs	22
Figure 15:	General & Administrative Expenses	22
Figure 16:	Interest and Finance Expenses	23
Figure 17:	Depletion and Depreciation Expense	24
Figure 18:	Exploration Expenses	24
Figure 19:	Other (Income) and Expense	24
Figure 20:	Foreign Exchange Loss (Gain)	25
Figure 21:	Reconciliation of Decommissioning Liability	25
Figure 22:	Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA	26
Figure 23:	Reconciliation of Working Capital (Deficit) to Adjusted Working Capital(1)	28
Figure 24:	Outstanding Common Shares	30
Figure 25:	Weighted Average Shares Outstanding	30
Figure 26:	Bondholder Warrants Outstanding	31
Figure 27:	Performance Warrants Outstanding	31
Figure 28:	Cash Flow Summary	32
Figure 29:	Property, Plant and Equipment Expenditures	33
Figure 30:	Reconciliation of Cash Provided by Operating Activities to Adjusted Funds Flow(1)	34
Figure 31:	Reconciliation of Change in Cash and Cash Equivalents to Excess Cash Flow	35
Figure 32:	Reconciliation of Long-Term Debt to Net Debt	36
Figure 33:	Summary of Quarterly Results	37
Figure 34:	Commitments	38
Figure 35:	Accounts Receivable	38

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 5

1. BACKGROUND AND HISTORY

Greenfire and its subsidiaries are based in Canada. The Company’s registered office is located in Calgary, Alberta. The Company’s principal business is the sustainable production and development of upstream energy resources from the oil sands in Canada, using in situ thermal oil production extraction techniques such as steam assisted gravity drainage (“SAGD”). Since 2020, Greenfire has acquired multiple assets through a sequence of business combinations and amalgamations. The assets acquired pursuant to such acquisitions are currently held in a newly formed partnership structure within Greenfire.

Greenfire Hangingstone Operating Corporation (“GHOPCO”) was an unaffiliated corporation that acquired the Hangingstone Demonstration Facility (the “Demo Asset”) from Japan Canada Oil Sands Limited (“JACOS”) in 2018. Prior thereto, JACOS operated the Demo Asset since 1999, before shutting down operations in 2016 during the wildfires in Alberta that year. The Demo Asset is a SAGD bitumen production facility with an estimated debottlenecked capacity of 7,500 barrels per day (“bbls/d”), located approximately 50 kilometers southwest of Fort McMurray, Alberta, Canada. GHOPCO successfully restarted production in 2018 and operated the facility until May 2020, when GHOPCO shutdown operations subsequent to the onset of the COVID-19 global pandemic and formally filed for insolvency on October 8, 2020.

Greenfire Acquisition Corporation (“GAC”), was incorporated on November 2, 2020 for the purpose of acquiring the Demo Asset out of GHOPCO’s insolvency proceedings. On April 5, 2021, GAC closed the acquisition of the Demo Asset from GHOPCO. The majority of former GHOPCO employees were successfully retained as part of the acquisition and transition through the insolvency process. GAC was subsequently amalgamated with Greenfire Resources Operating Corporation, a wholly owned subsidiary of the Company.

On September 17, 2021, Greenfire closed the acquisition of JACOS. JACOS’s primary asset was a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”). The majority of former JACOS employees were successfully retained as part of the acquisition and subsequent integration of operations. The Expansion Asset is a SAGD bitumen production facility with an estimated debottlenecked capacity of 35,000 bbls/d, located approximately five kilometers to the southeast of the Demo Asset.

Greenfire is currently an intermediate sized and low-cost oil sands producer focused on responsible energy development in Canada. Greenfire remains an operationally focused company, with an emphasis on an entrepreneurial environment and employee ownership. Greenfire continues to seek a range of attractive investment opportunities in the oil and gas sector in Canada.

2. OUTLOOK AND OBJECTIVES

Greenfire plans to continue to sustainably increase production at the Expansion Asset by optimizing the site’s existing infrastructure, while employing a safe, efficient, and capital-disciplined operating approach that the Company has demonstrated at the Demo Asset. Leveraging its oil sands operating expertise, Greenfire expects that over time these improvements should lead to an enhancement in profitability.

Supported by operational strength and based on current forecasted prices, Greenfire plans to further deleverage its balance sheet in the near term, while in the mid to longer term, the Company will continue to evaluate potential avenues for capital acceleration to attain additional step change growth, whether internally or externally.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 6

During the three months ended June 30, 2022, the Company amended its indenture governing the “Notes”(1) (please see subsection 5.1 Long Term Debt) to allow for an incremental US$60 million in capital investment to be spent over a period of 24 months, which is expected to be directed toward further debottlenecking the Company’s existing surface facilities to sustain higher production rates. This capital plan includes alleviating current restrictions on water handling, as well as a reduction in inlet pressure and temperature to facilitate greater drawdown on existing wells at the Expansion Asset. Additionally, capital will be spent on debottlenecking non- condensable gas (“NCG”) co-injection capability at the Expansion Asset, providing additional cooling to the production emulsion stream at the Demo Asset and the Expansion Asset, a partial recommissioning of an existing plant at the Demo Asset to increase oil handling capacity, as well as an expansion of pipeline egress capacity at the Expansion Asset. Furthermore, the aforementioned capital plan will include investment in drilling five redevelopment infill wells(2) (“Refill Wells”) at the Expansion Asset that are anticipated to have higher production rates, combined with lower produced water ratios relative to existing producing wells. Additionally, the Company expects to recognize savings on drilling, wellhead, and facilities costs on the Refill Wells, compared to standard infill producer wells.

In December 2022, the Company and M3-Brigade Acquisition III Corp., a New York Stock Exchange listed special purpose acquisition company, entered into a definitive agreement for a business combination (the “Business Combination”), which valued Greenfire at US$950 million total enterprise value. Following completion of the Business Combination, Greenfire Resources Ltd. (the “Combined Company”) is expected to continue to be managed by Greenfire’s current executive team. On April 21, 2023, we filed a Registration Statement on Form F- 4 with the United States Securities and Exchange Commission related to the Business Combination. We currently anticipate the completion of the Business Combination in the third quarter of 2023 and commencement of trading on the New York Stock Exchange. The Combined Company expects to remain focused on optimizing Greenfire’s existing production and facilities, with the objective of further enhancing its adjusted funds flow(3), deleverage its balance sheet in the near term and return capital to its stakeholders over time.

3. PERFORMANCE HIGHLIGHTS

For the three months ended June 30, 2023, operational and financial highlights include:

●	The Company achieved production of 18,036 bbls/d with a steam-oil ratio(4) of 4.16 for the three months ended June 30, 2023, compared to 21,740 bbls/d with a steam-oil ratio(4) of 3.45 from the same period of 2022. The decrease in production during the three months ended June 30, 2023, relative to the same period in 2022, was due to a combination of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset. The Company’s current capital plan includes debottlenecking NCG co-injection at the Expansion Asset to increase the reservoir pressure and drilling of five Refill Wells. The decrease in production for the three months ended June 30, 2023 compared to the same period in 2022 was partially offset by a slight increase in production at the Demo Asset, mainly due to the continued optimization of water disposal wells that debottleneck water handling capabilities.

(1)	During the year ended December 31, 2021, the Company issued US$312.5 million of senior secured notes (the “Notes”).
(2)	Re-enter the existing steam-assisted gravity drainage (‘SAGD’) producers to drill new refill producers between two existing wellpairs to produce incremental pre-heated bitumen SAGD wellpairs.

(3)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.
(4)	Steam-oil ratio is the amount of steam used in operations for injection into the bitumen reservoir divided by the amount of bitumen produced.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 7

●	Oil sales for the three months ended June 30, 2023 was $173.6 million, which was lower than $315.8 million in the same period of 2022, was primarily due to lower Western Canadian Select (“WCS”) benchmark oil prices and lower production, which was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

●	Operating expenses during the three months ended June 30, 2023 was $21.79/bbl compared to $22.89/bbl in the same period in 2022. The lower operating expenses per barrel in the second quarter of 2023 relative to the same period in 2022, was primarily the result of lower natural gas prices in 2023, partially offset by the recognition of higher greenhouse gas emission fees of $1.21/bbl and lower sales volumes in 2023.

●	Cash provided by operating activities during the three months ended June 30, 2023 was $23.6 million, compared to cash provided by operating activities of $67.5 million in the same period of 2022. Cash provided by operating activities in the three months ended June, 30 2023 was less than cash provided by operating activities in the same period of 2022, primarily due to lower oil sales and WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset. Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow(1), which is a non-GAAP measure.

o	Adjusted funds flow(1) for the three months ended June 30, 2023 was $19.6 million, compared to $50.0 million from the same period in 2022. The decrease in adjusted funds flow(1) during the second quarter of 2023 was primarily the result of lower oil sales and WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset. The decrease in adjusted funds flow(1) was partially offset by lower property, plant and equipment spend during the three months ended June 30, 2023.

●	Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA(1), which is a non-GAAP measure. See the section entitled “Non-GAAP Measures and Other Performance Measures” for a discussion of adjusted EBITDA(1) and other non-GAAP measures. Adjusted EBITDA(1) for the three months ended June 30, 2023 was $34.4 million compared to $70.5 million in the same period of 2022. The decrease in adjusted EBITDA(1) in the second quarter of 2023, relative to the same period in 2022, was primarily the result of lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

●	Property, plant and equipment expenditures were $1.9 million for the three months ended June 30, 2023 compared to $7.7 million in the same period of 2022.

o	Of the total property, plant and equipment expenditures during the three months ended June 30, 2023, $1.0 million was spent on initiating a Refill Well program at the Expansion asset which is designed to allow incremental bitumen production. Additionally, $0.4 million in property, plant and equipment expenditures was spent to refurbish and restart oil handling equipment at the Demo Asset in order to process greater production volume.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 8

●	Change in cash and cash equivalents during the three months ended June 30, 2023 was an increase of $14.5 million, compared to a decrease of $10.4 million in the same period in 2022. Despite higher commodity prices and production during the three months ended June 30, 2022, relative to the same period in 2023, change in cash and cash equivalents was higher in the second quarter of 2023 primarily due to a debt principal repayment on May 26, 2022 of approximately $60.7 million whereas there was no debt principal repayment in the second quarter of 2023. In addition, change in cash and cash equivalents during the second quarter of 2023 was depressed by lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset. Change in cash and cash equivalents is the most directly comparable GAAP measure to excess cash flow(1)(2), which is a non-GAAP measure. Excess cash flow(1)(2) was $22.5 million during the three months ended June 30, 2023, compared to $58.4 million in the same period in 2022, primarily due to lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

For the six months ended June 30, 2023, operational and financial highlights include:

●	The Company achieved production of 19,304 bbls/d with a steam-oil ratio(3) of 3.94 for the six months ended June 30, 2023, compared to 22,321 bbls/d with a steam-oil ratio(3) of 3.35 from the same period in 2022. The decrease in production during the six months ended June 30, 2023, was due to a combination declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset. The Company’s current capital plan includes debottlenecking NCG co-injection at the Expansion Asset to increase the reservoir pressure and drilling of five Refill Wells. The decrease in production for the six months ended June 30, 2023 compared to the same period in 2022 was partially offset by a slight increase in production at the Demo Asset, mainly due to the continued optimization of water disposal wells that debottleneck water handling capabilities.

●	Oil sales for the six months ended June 30, 2023 was $353.3 million, which was lower than $608.6 million in the same period of 2022, primarily due to lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

●	Operating expenses during the six months ended June 30, 2023 was $21.29/bbl compared to $20.04/bbl in the same period of 2022. The higher operating expenses per barrel in the six months ended June 30, 2023 relative to the same period of 2022, was primarily the result of the recognition of higher greenhouse gas emission fees of $1.25/bbl, as well as lower sales volumes, partially offset by lower natural gas prices in 2023.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.
(2)	If the Company and its Restricted Subsidiaries have excess cash flow for any six-month period, then, within 65 days after the end of any such applicable period, the Company will be required to redeem the maximum principal amount of Notes that may be redeemed with 75% of such excess cash flow for such period.
(3)	Steam-oil ratio is the amount of steam used in operations for injection into the bitumen reservoir divided by the amount of bitumen produced.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 9

●	Cash provided by operating activities during the six months ended June 30, 2023 was $19.1 million, compared to cash provided by operating activities of $98.2 million in the same period of 2022. Cash provided by operating activities in the six months ended June, 30 2023 was less than cash provided by operating activities in the same period in 2022, primarily due to lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset. Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow(1), which is a non-GAAP measure.

o	Adjusted funds flow(1) for the six months ended June 30, 2023 was $17.8 million, compared to $106.7 million from the same period in 2022. The decrease in adjusted funds flow(1) during the six months ended June 30, 2023, compared to the same period in 2022, was primarily the result of lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset. The decrease was partially offset by lower property, plant and equipment spend during the six months ended June 30, 2023.

●	Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA(1), which is a non-GAAP measure. See the section entitled “Non-GAAP Measures and Other Performance Measures” for a discussion of adjusted EBITDA(1) and other non-GAAP measures. Adjusted EBITDA(1) for the six months ended June 30, 2023 was $47.4 million compared to $146.9 million in the same period of 2022. The decrease in adjusted EBITDA(1) for the six months ended June 30, 2023, relative to 2022, was primarily the result of lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

●	Property, plant and equipment expenditures were $4.4 million for the six months ended June 30, 2023 compared to $12.9 million in the same period of 2022.

o	Of the total property, plant and equipment expenditures in the six months ended June 30, 2023, $2.1 million was spent on various small projects at both the Expansion Asset and Demo Asset. Additionally, $1.3 million was spent to refurbish and restart oil handling equipment at the Demo Asset in order to process greater production volume, as well as $1.0 million was spent on initiating a Refill Well program at the Expansion asset that should facilitate incremental bitumen production.

●	Change in cash and cash equivalents during the six months ended June 30, 2023 was an increase of $1.5 million, compared to an increase of $12.5 million in the same period in 2022. Change in cash and cash equivalents was lower during the six months ended June 30, 2023 relative to the same period in 2022, primarily due to lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset. Change in cash and cash equivalents is the most directly comparable GAAP measure to excess cash flow(1)(2), which is a non-GAAP measure. Excess cash flow(1)(2) was $13.6 million during the six months ended June 30, 2023, compared to $86.5 million in the same period in 2022, primarily due to lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.
(2)	If the Company and its Restricted Subsidiaries have excess cash flow for any six-month period, then, within 65 days after the end of any such applicable period, the Company will be required to redeem the maximum principal amount of Notes that may be redeemed with 75% of such excess cash flow for such period.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 10

Figure 1: Financial & Operational Highlights

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Expansion
Bitumen production (bbls/d)	13,939	17,910	15,114	18,309
Demo
Bitumen production (bbls/d)	4,097	3,830	4,190	4,012

Consolidated
Bitumen production (bbls/d)	18,036	21,740	19,304	22,321
Steam-oil ratio	4.16	3.45	3.94	3.35
Bitumen sales (bbls/d)	17,992	21,331	19,573	22,573

Oil sales	173,605	315,794	353,273	608,558
Oil sales ($/bbl)	75.78	120.99	70.38	109.40

Cash provided (used) by operating activities	23,640	67,553	19,144	98,241
Property, plant and equipment expenditures	1,911	7,706	4,428	12,906
Adjusted funds flow(1)	19,634	50,039	17,846	106,669
Change in cash and cash equivalents	14,479	(10,399)	1,519	12,506
Excess cash flow(1)	22,479	58,392	13,569	86,514

Net Income (loss) and Comprehensive Income (Loss)	24,355	45,592	7,677	(56,953)
Per share – basic	2.72	5.08	0.86	(6.36)
Per share – diluted	1.89	3.53	0.60	(6.36)
Adjusted EBITDA(1)	34,389	70,445	47,447	146,854

Common shares outstanding, end of period	8,951,624	8,951,624	8,951,624	8,951,624
Weighted average shares outstanding- diluted	12,890,944	12,878,977	12,888,851	12,707,754

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Figure 2: Liquidity and Balance Sheet

	As at	As at
	June 30,	December 31,
As at ($ thousands)	2023	2022
Cash and cash equivalents	36,882	35,363
Restricted cash	47,363	35,313
Face value of Long-term debt(1)	288,547	295,173

(1)	As at June 30, 2023, the Notes were translated in Canadian dollars at the period end exchange rate of US$1.00 = CAD$1.3240 (As at December 31, 2022 – US$1.00 = CAD$1.3544).

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 11

4. RESULTS OF OPERATIONS

4.1 Production

The Company’s average bitumen production of 18,036 bbls/d for the three months ended June 30, 2023 was lower than 21,740 bbls/d from the same period in 2022.

The Expansion Asset’s average bitumen production of 13,939 bbls/d for the three months ended June 30, 2023 was lower than 17,910 bbls/d from the same period in 2022, due to a combination of declining reservoir pressure resulting from short-term limitations and NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

The Demo Asset’s average bitumen production of 4,097 bbls/d for the three months ended June 30, 2023 was higher than 3,830 bbls/d from the same period in 2022. The Company has been able to maintain relatively flat to slightly higher production levels at the Demo Asset primarily as a result of its continued efforts in optimizing water disposal wells and facilities.

The Company’s average bitumen production of 19,304 bbls/d for the six months ended June 30, 2023 was lower than 22,321 bbls/d from the same period in 2022.

The Expansion Asset’s average bitumen production of 15,114 bbls/d for the six months ended June 30, 2023 was lower than 18,309 bbls/d from the same period in 2022, due to a combination of declining reservoir pressure resulting from short-term limitations and NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

The Demo Asset’s average bitumen production of 4,190 bbls/d for the six months ended June 30, 2023 was higher than 4,012 bbls/d from the same period in 2022. The Company has been able to maintain relatively flat to slightly higher production levels at the Demo Asset primarily as a result of its continued efforts in optimizing water disposal wells and facilities.

Figure 3: Production and Steam-Oil Ratio

	Three months ended June 30,		Six months ended June 30,
(Average barrels per day, unless otherwise noted)	2023	2022	2023	2022
Expansion
Bitumen production	13,939	17,910	15,114	18,309
Steam-oil ratio	3.81	2.95	3.54	2.90
Demo
Bitumen production	4,097	3,830	4,190	4,012
Steam-oil ratio	5.73	6.51	5.85	6.07
Consolidated
Bitumen production	18,036	21,740	19,304	22,321
Steam-oil ratio	4.16	3.45	3.94	3.35

4.2 Commodity Prices

The prices received for Greenfire’s crude oil production directly impact earnings, cash flow and financial position.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 12

WTI

The price of West Texas Intermediate (“WTI”) is the current benchmark for mid-continent North American crude oil prices at Cushing Oklahoma. Crude oil prices strengthened through the first half of 2022 as the global recovery from the Covid-19 pandemic continued, and the price of WTI further increased after the Russia and Ukraine conflict began in February 2022, which disrupted global oil supplies as a result of sanctions applied to Russian oil production and geopolitical uncertainty. In the second quarter of 2023, WTI prices declined compared with the first quarter of 2023 and all quarters in 2022 due to concerns over a slowdown in the global economy and further increases in interest rates in the United States and Europe. The average price of WTI for the three months ended June 30, 2023, was the lowest since the outbreak of the Russia-Ukraine war after the conflict put upward pressure on commodity prices. WTI pricing weakened further in the first half of 2023 due to these recessionary concerns and the potential negative impact on oil demand as a result. The average US$ WTI benchmark price dropped to US$73.78/bbl for the three months ended June 30, 2023 compared to US$108.41/bbl in the same period in 2022. For the six months ended June 30, 2023 the average US$ WTI benchmark price dropped to US$74.95/bbl compared to US$101.35/bbl in the same period in 2022.

WCS

Canadian heavy oil trades at a discount to WTI, with WCS the broadly used benchmark that reflects heavy oil prices at Hardisty, Alberta. WCS differentials(1) for Canadian oil prices relative to WTI fluctuate from period to period based on production, inventory levels, infrastructure egress capacity, and refinery demand in Canada and the United States, among other factors. Year over year, the WCS heavy oil price decreased to US$58.64/bbl during the three months ended June 30, 2023 from US$95.61/bbl in the same period in 2022. For the six months ended June 30, 2023, the WCS heavy oil price decreased to US$54.94 compared to US$87.68/bbl in the same period in 2022.

The primary factor for the lower WCS oil price during the three months ended June 30, 2023 was weaker WTI pricing. In the six months ended June 30, 2023 the WTI-WCS differential widened to US$20.01/bbl compared to US$13.67/bbl in the same period in 2022 largely as a result of reduced demand due to Strategic Petroleum Reserve releases, and unplanned refinery outages. The WCS differential to WTI of US$15.14/bbl during the three months ended June 30, 2023 was wider than the differential of US$12.80/bbl during the same period in 2022. Strong refinery demand, limited Enbridge mainline apportionment and demand for heavy oil in the US Gulf Coast contributed to the strength in the WCS differential in the three months ended June 30, 2022. WCS differentials were reasonably strong in the second quarter of 2023 as reduced apportionment, increased Gulf Coast demand and refineries returning from unplanned shutdowns helped improve the market for Canadian heavy compared to the winter months.

WDB

Greenfire produces Western Canada Dilbit Blend (“WDB”) at the Expansion Asset. WDB as a blended stream was introduced in late 2017, and is a blend comprised of Sunrise Dilbit Blend (“SDB”), Hangingstone Dilbit Blend (“HDB”), and Leismer Corner Blend (“LCB”). These streams are produced using SAGD in-situ extraction methods from the Athabasca region and transported to Enbridge’s Edmonton Terminal where it is blended. WDB is not part of the Enbridge Pooling Program and is a heavier blend than WCS. WDB typically trades at a differential below the WCS benchmark price and has generally correlated with WCS differential movements. The WDB price was US$56.30/bbl for the three months ended June 30, 2023, compared to US$93.92/bbl during the same period in 2022. The WDB price was US$52.34/bbl for the six months ended June 30, 2023, compared to US$85.84/bbl during the same period in 2022.

(1)	WCS Differential represents the benchmark for diluted bitumen produced out of the oil sands and trades in reference to the WTI benchmark price.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 13

Condensate

In order to facilitate pipeline transportation of bitumen, the Company uses condensate as diluent for blending at the Expansion Asset. Condensate is locally sourced at Edmonton and delivered to the Expansion facility via the Inter Pipeline Polaris Pipeline. The price of condensate has generally correlated with the price of WTI and on average is within +5%/-5% of the WTI price. There has been less seasonality in recent pricing, however, demand for condensate as a diluent has generally been higher in the winter months due to increased diluent requirements in colder temperatures relative to warmer summer months. The Edmonton Condensate (C5+) price for the three months ended June 30, 2023 was US$72.40/bbl, compared to US$108.33/bbl during the same period in 2022. The C5+ price for the six months ended June 30, 2023 was US$76.19/bbl, compared to US$102.35/bbl during the same period in 2022. The lower condensate pricing for the second quarter and the first half of 2023 relative to 2022 was primarily a result of lower WTI pricing combined with a reduction in international demand.

Non-Diluted Bitumen

Greenfire produces non-diluted bitumen at the Demo Asset. Each barrel can be transported from the Demo Asset to several locations, including both pipeline and rail sales points, depending on the economics of each option at the time of sale. At pipeline connected sales points, the Demo Asset bitumen is blended with diluent to reach pipeline specifications. At rail connected terminals, the Demo Asset bitumen is moved into railcars and transported to its final sales destination, generally without the need to blend with diluent. The pricing of the Demo Asset sales bitumen is dependent on quality differentials, condensate pricing, pipeline and rail transportation costs and trucking distance that apply at each sales point. In mid-October 2022, the Company commissioned the bitumen truck off-loading facility (“Truck Rack”) at the Expansion Asset that can receive up to approximately 5,000 bbls/d of bitumen production from the Demo Asset that is then transported via pipeline. In the three months ended June 30, 2023, the Company transported 3,134 bbls/d to the Expansion Asset Truck Rack at more favourable economics than transporting to long-haul pipeline connected destinations due to reduced transportation costs.

Natural Gas

Natural gas is a primary energy input cost for the Company, which is used as fuel to generate steam for SAGD operations. Greenfire purchases Alberta Energy Company (“AECO”) gas, which is the Western Canadian benchmark for natural gas. The AECO Hub gas storage facility in southern Alberta is one of the largest natural gas trading hubs in North America, with its substantial production and storage capability and extensive network of export pipelines. This hub serves as the reference point for establishing the NOVA Inventory Transfer (“AB- NIT”) price for users of the transmission pipelines in the province. Gas prices are often quoted in terms of the basis differential between AECO prices and Henry Hub prices in Louisiana, United States. The AECO natural gas price decreased to $2.32 per gigajoule (“GJ”) during the three months ended June 30, 2023, compared to $6.86 per GJ during the same period in 2022. The AECO natural gas price also decreased to $2.67 per GJ during the six months ended June 30 2023, compared to $5.68 per GJ during the same period in 2022. The decrease in gas prices was primarily due to lower global gas prices after a warmer-than-forecasted winter of 2022/2023 and anticipated high storage inventories during the 2023 inventory building season.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 14

Power

Electric power prices impact energy operating expenses. The Alberta power pool price increased to $159.87 per megawatt hour (“MWH”) during the three months ended June 30, 2023 compared to $121.51 per MWH during the same period in 2022. Power pool prices also increased to $150.64 per MWH during the six months ended June 30, 2023 compared to $105.99 per MWH during the same period in 2022. The return of Power Purchase Agreements (“PPAs”) to suppliers in 2019 has allowed generators to more competitively tender their power, higher carbon tax costs, and the average power demands for Alberta have been increasing while traditional supply sources such as coal have been retired, which has resulted in higher prices overall. Wind comprises approximately one-third of the current power generation market in Alberta and reduced supply may also continue to have a meaningful impact on power prices.

Figure 4: Benchmark Pricing

	Three months ended June 30,		Six months ended June 30,
Benchmark Pricing	2023	2022	2023	2022
Crude oil (US$/bbl)
WTI(1)	73.78	108.41	74.95	101.35
WCS differential to WTI	(15.14)	(12.80)	(20.01)	(13.67)
WCS(2)	58.64	95.61	54.94	87.68
WDB(3)	56.30	93.92	52.34	85.84
Condensate at Edmonton	72.40	108.33	76.19	102.35

Natural gas ($/GJ)
AECO 5A	2.32	6.86	2.69	5.68

Electricity ($/MWh)
Alberta power pool	159.87	121.51	150.64	105.99

Foreign exchange rate(4)
US$:CAD$	1.3430	1.2766	1.3475	1.2714

(1)	As per NYMEX oil futures contract
(2)	Reflects heavy oil prices at Hardisty, Alberta
(3)	Blend stream comprised of Sunrise Dilbit Blend, Hangingstone Dilbit Blend, and Leismer Corner Blend.
(4)	Annual or quarterly average exchange rates as per the Bank of Canada.

4.3 Oil Sales

Oil Sales

Greenfire’s oil sales include WDB from the Expansion Asset and non-diluted bitumen sales from the Demo Asset. Commencing in the fourth quarter of 2022, a portion of the Demo Asset’s bitumen production was sold into the WDB stream via the newly commissioned Truck Rack with the balance trucked to other pipeline connected sales streams.

During the three months ended June 30, 2023, the Company recorded oil sales of $173.6 million, compared to $315.8 million during the same period in 2022. Lower oil sales was a result of lower WCS benchmark prices and lower production, due to a combination of declining reservoir pressure resulting from short-term limitations and NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

During the six months ended June 30, 2023, the Company recorded oil sales of $353.3 million, compared to

$608.6 million during the same period in 2022. Lower oil sales was a result of lower WCS benchmark prices and lower production, due to a combination of declining reservoir pressure resulting from short-term limitations and NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 15

Figure 5: Oil Sales

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Oil Sales	173,605	315,794	353,273	608,558
- ($/bbl)	75.78	120.99	70.38	109.40

4.4 Royalties

Royalties paid by the Company are crown royalties to the Province of Alberta. Alberta oil sands royalty projects are based on government prescribed pre and post payout(1) royalty rates, which are determined on a sliding scale using the Canadian dollar equivalent WTI benchmark price.

Royalties for a pre-payout project are based on a monthly calculation that applies a royalty rate (ranging from one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price) to the gross revenues from the project. Gross revenues are a function of sales revenues less diluent costs and transportation costs. The Expansion Asset is a pre-payout project.

Royalties for a post-payout project are based on an annualized calculation that uses the greater of: (1) the gross revenues multiplied by the applicable royalty rate (one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price); or (2) the net revenues of the project multiplied by the applicable royalty rate (25 percent to 40 percent, based on the Canadian dollar equivalent WTI benchmark price). Net revenues are a function of sales revenues less diluent costs, transportation costs, and allowable operating and capital costs. While the Demo Asset is a post-payout project, due to the carry forward of previous years costs, it is currently assessed under scenario (1) discussed above. The Company’s Demo Asset may become assessable under scenario (2) in 2024, depending on actual production performance, oil prices and costs.

Royalties for the three months ended June 30, 2023 of $3.54/bbl were lower compared to the same period in 2022 at $9.68/bbl, primarily due to lower WTI benchmark oil prices.

Royalties for the six months ended June 30, 2023 of $2.91/bbl were lower compared to the same period in 2022 at

$7.50/bbl, primarily due to lower WTI benchmark oil prices.

Figure 6: Royalties

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Royalties	5,793	18,788	10,295	30,628
- ($/bbl)	3.54	9.68	2.91	7.50

(1)	The payout status will either be pre-payout (when cumulative costs exceed cumulative revenues) or post-payout (once cumulative revenues first equal or exceed cumulative costs).

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 16

4.5 Risk Management Contracts

The Company utilizes risk management contracts to manage commodity price risk on oil sales and operating expenses. The calculated fair value of the risk management contracts relies on external observable market data including quoted forward commodity prices. The resulting fair value estimates may not be indicative of the amounts realized at settlement and as such are subject to measurement uncertainty.

During the three months ended September 30, 2022, the Company’s obligations under its Notes, as outlined in subsection 5.1 Long Term Debt, were updated to include a requirement to implement a 12-month (previously 18- month) forward commodity price risk management program encompassing not less than 50% (previously 75%) of the hydrocarbon output under the proved developed producing reserves forecast in the most recent reserves report, as determined by a qualified and independent reserves evaluator. This obligation is tested at the end of every fiscal quarter for the duration of time that the Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Financial contracts

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The fair value of the risk management contracts resulted in a net current liability of $10.8 million at June 30, 2023.

The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

Figure 7: Financial Management Contracts

	As at June 30,		As at December 31,
	2023		2022
($ thousands)	Asset	Liability	Asset	Liability
Gross amount	104	(10,951)	(21,375)	(48,379)
Amount offset	(104)	104	21,375	21,375
Risk management contracts	-	(10,847)	-	(27,004)

Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding. Changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses in the period as the forward markets for commodities fluctuate and as new contracts are executed.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 17

Figure 8: Outstanding Financial Risk Management Contracts at June 30, 2023

	Natural Gas- Fixed Price Swap
Term	Volume (GJ/day)	Swap Price ($/GJ)
Q4 2023	305,000	2.97
Q1 2024	455,000	2.97

(1)	Presented as weighted average prices.

	WTI- Put Options			WTI- Costless Collar
Term	Volume (bbls)	Strike Price (US$/bbl)	Volume (bbls)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)
Q3 2023	1,278,551	$50.00	-	-	-
Q4 2023	371,169	$50.00	742,337	$50.00	$108.25
Q1 2024	-	-	877,968	$60.00	$77.00
Q2 2024	-	-	877,968	$60.00	$74.55

Physical delivery purchase and sales contracts

The Company has entered into forward, fixed-priced, physical delivery, purchase and sales contracts to manage commodity price risk. These contracts are not considered to be derivatives and therefore not recorded at fair value. They are considered purchase and sales contracts for the Company’s own use and are recorded at cost at the time of transaction. Greenfire’s outstanding physical contracts are summarized in Figure 9.

Figure 9: Outstanding Physical Contracts at June 30, 2023

	WCS Differential- Fixed Price Swap		AECO- Fixed Price Swap
Term	Volume (bbls)	Swap Price(1) US$/bbl	Volume (GJ/day)	Swap Price ($/GJ)
Q3 2023	379,000	$(14.92)	-	-

(1)	Presented as weighted average prices.

Realized and Unrealized Risk Management Contracts

In the three months ended June 30, 2023, we recorded total risk management contract gains of $4.4 million compared to total risk management contract losses of $29.1 million for the same period in 2022. The realized risk management contracts loss for the three months ended June 30, 2023 of $6.8 million ($57.3 million realized loss in the same period of 2022) was primarily a result of the market prices for WTI settling at levels above those set in the Company’s risk management contracts outstanding during the quarter, partially offset by gains due to the widening of WCS differentials. The unrealized gain on risk management contracts of $11.1 million for the three months ended June 30, 2023 ($28.2 million unrealized gain in the same period of 2022) was primarily a result of the settlement of the risk management contracts realized during the second quarter of 2023.

In the six months ended June 30, 2023, we recorded total risk management contract gains of $9.2 million compared to total risk management contract losses of $205.5 million for the same period in 2022. The realized risk management contracts loss for the six months ended June 30, 2023 of $7.0 million ($91.0 million realized loss in the same period of 2022) was primarily a result of the market prices for WTI settling at levels above those set in the Company’s risk management contracts outstanding during the first six months of 2022, partially offset by gains due to the widening of WCS differentials. The unrealized gain on risk management contracts of $16.2 million for the six months ended June 30, 2023 ($114.4 million unrealized loss in the same period of 2022) was primarily a result of the settlement of the risk management contracts realized during the first and second quarter of 2023. Please see subsection 4.5 Risk Management Contracts.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 18

Figure 10: Realized and Unrealized Gain (Loss) on Commodity Price Risk Management Contracts

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Realized gain (loss)	(6,777)	(57,263)	(6,957)	(91,043)
Unrealized gain (loss)	11,134	28,182	16,157	(114,411)
Risk management contracts gains (losses)	4,357	(29,081)	9,200	(205,454)
Realized gain (loss) ($/bbl)	(4.14)	(29.50)	(1.96)	(22.28)
Unrealized gain (loss) ($/bbl)	6.80	14.52	4.56	(28.00)
Risk management contracts gains (losses) ($/bbl)	2.66	(14.98)	2.60	(50.28)

4.6 Diluent Expense

In order to facilitate pipeline transportation of bitumen, the Company uses condensate as diluent for blending at the Expansion Asset and for trucked volumes from the Demo Asset that are delivered to the Truck Rack that is located at Expansion. Greenfire’s diluent expense includes the cost of diluent plus the pipeline transportation of the diluent from Edmonton to the Expansion facility via the Inter Pipeline Polaris Pipeline.

Figure 11 shows the Company’s diluent expense for the three months and six months ended June 30, 2023 at $14.96/bbl and $20.31/bbl, respectively, which was higher than the comparative periods in 2022 at $12.49/bbl and $13.36/bbl, respectively. The factors driving the cost of diluent pricing are discussed in subsection 4.2 Commodity Prices.

Figure 11: Diluent Expense

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Diluent expense	74,027	105,195	175,883	216,176
- ($/bbl)	14.96	12.49	20.31	13.36

4.7 Transportation and Marketing Expense

Transportation expense at the Expansion Asset includes the costs to move production from the facility to the sales point in Edmonton, Alberta, via the Enbridge Lateral Pipeline and Enbridge Waupisoo Pipeline. At the Demo Asset, transportation expenses relate to the trucking of bitumen from the facility to various pipeline and rail sales points, including to the Truck Rack commissioned at the Expansion facility on October 12, 2022.

The Company’s Petroleum Marketer(1) provided debtor in possession financing during GHOPCO’s insolvency process, which the Company assumed the outstanding balance as a term loan upon the closing of the acquisition of the Demo Asset on April 5, 2021. The petroleum marketing contract with the Petroleum Marketer were for the exclusive petroleum production marketing rights over the production at the Demo Asset, whereby in addition to marketing fees, additional costs associated with the marketing contract include royalty incentive and performance fees, which are oil price and production volume dependent for the term of three years, ending on April 1, 2024.

(1)	The Company entered into an arrangement whereby a large reputable international energy marketing company (“Petroleum Marketer”) would market and sell all production as per defined terms of agreement outlined in section 5.2 Term Loan, section 5.5 Expansion Marketing Contract, and section 5.6 Demo Marketing Contract.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 19

The Company also entered into a marketing contract with the Petroleum Marketer following the acquisition of JACOS for the exclusive petroleum production marketing rights of the production at the Expansion Asset’s marketing services, including the facilitation of all pipeline transportation and storage costs. This marketing contract has a term of five years after the first delivery of blend, which occurred in October 2021. Please see subsection 5.5 Expansion Marketing Contract for further discussion on the Company’s petroleum marketing contracts.

The Company’s transportation and marketing expense for the three months and six months ended June 30, 2023 was $8.30/bbl and $8.36/bbl, respectively, which was lower than the comparative periods in 2022 of $8.97/bbl and $8.80/bbl, respectively. The decrease was primarily due to lower oil transportation costs at the Demo Asset from utilizing the Truck Rack during the first and second quarters of 2023, which materially reduced trucking distances.

Figure 12: Transportation and Marketing Expenses

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Marketing fees(1)	3,005	3,306	6,005	6,863
Oil transportation expense	10,581	14,103	23,594	29,073
Transportation and marketing	13,586	17,409	29,600	35,936
Marketing fees(1) ($/bbl)	1.84	1.70	1.70	1.68
Oil transportation expense ($/bbl)	6.46	7.27	6.66	7.12
Transportation and marketing ($/bbl)	8.30	8.97	8.36	8.80

(1)	Marketing fees include marketing fees paid to the Petroleum Marketer and terminal fees.

4.8 Operating Expenses

Operating expenses include energy operating expenses and non-energy operating expenses. Energy operating expenses reflect the cost of natural gas to generate steam and electricity to operate the Company’s facilities. Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, property tax, greenhouse gas fees, equipment rentals, maintenance and site administration, among other costs.

The Company’s energy operating expenses for the three months and six months ended June 30, 2023 were $8.72/bbl and $8.86/bbl, respectively, which was lower than the comparative periods in 2022 of $12.89/bbl and $10.86/bbl, respectively. The lower per barrel energy operating expenses in 2023, were primarily related to lower natural gas prices as prices were high in 2022 due to the onset of the conflict in Ukraine, which was partially offset by higher power prices in 2023. Please see subsection 4.2 Commodity Prices for a discussion on energy costs.

The Company’s non-energy operating expenses for the three months and six months ended June 30, 2023 were $13.06/bbl and $12.43/bbl, respectively, which was higher than the comparative periods in 2022 of $10.00/bbl and $9.18/bbl, respectively. The higher per barrel non-energy operating expenses in 2023 was primarily due to the recognition of greenhouse gas emission fees of $1.21/bbl for the three months ended June 30, 2023 and $1.25/bbl for the six months ended June 30, 2023, as well as inflationary pressures on the costs of goods and services combined with lower sales volumes.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 20

Figure 13: Operating Expenses

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Operating expenses - energy	14,285	25,020	31,396	44,392
Operating expenses - non-energy	21,389	19,416	44,043	37,498
Operating expenses	35,675	44,436	75,439	81,890
Operating expenses - energy ($/bbl)	8.72	12.89	8.86	10.86
Operating expenses - non-energy ($/bbl)	13.06	10.00	12.43	9.18
Operating expenses ($/bbl)	21.79	22.89	21.29	20.04

4.9 Production Costs

Production costs include operating expenses as set forth above but excludes ad valorem, severance, and similar production related taxes.

The Company’s energy production costs for the three months and six months ended June 30, 2023 were $8.72/bbl and $8.86/bbl, respectively, which was lower than the comparative periods in 2022 of $12.89/bbl and $10.86/bbl, respectively. The lower per barrel energy production costs in 2023, was primarily related to lower natural gas prices compared to 2022, which saw the onset of the conflict in Ukraine and was partially offset by higher power prices in 2023. Please see subsection 4.2 Commodity Prices for a discussion on energy costs.

The Company’s non-energy production costs for the three months and six months ended June 30, 2023 were $11.48/bbl and $11.99/bbl, respectively, which was higher than the comparative periods in 2022 of $9.64/bbl and $8.82/bbl, respectively. The higher per barrel non-energy operating expenses in 2023 was primarily due to the recognition of greenhouse gas emission fees of $1.21/bbl for the three months ended June 30, 2023 and $1.25/bbl for the six months ended June 30, 2023, as well as inflationary pressures on the costs of goods and services combined with lower sales volumes.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 21

Figure 14: Production Costs

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Production costs – energy	14,285	25,020	31,396	44,392
Production costs – non-energy	20,603	18,707	42,471	36,045
Production costs(1)	34,888	43,726	73,867	80,437
Production costs – energy ($/bbl)	8.72	12.89	8.86	10.86
Production costs – non-energy ($/bbl)	11.48	9.64	11.99	8.82
Production costs(1) ($/bbl)	20.20	22.53	20.85	19.69

(1)	Production costs excludes ad valorem, severance, and similar production related taxes.

4.10 General & Administrative Expenses

General and administrative (“G&A”) expenses include head office and corporate costs such as salaries and employee benefits, office rent, independent third-party audit and engineering services, and administrative recoveries earned for operating exploration and development activities on behalf of the Company’s working interest partners, among other costs. G&A expenses primarily fluctuates with head office staffing levels and the level of operated exploration and development activity during the period. G&A may also include expenses related to corporate strategic initiatives, if any.

G&A expenses of $1.62/bbl for the three months ended June 30, 2023, were higher than $1.03/bbl for the comparative period in 2022. The increase in G&A was primarily due to the Company going through cost allocation amendments in the second quarter of 2022 between G&A and operating costs, which resulted in lower G&A costs in the second quarter of 2022, compared to subsequent periods. Additionally, the increase in G&A was due to the company recording $0.3 million of stock-based compensation related to the performance warrant plan, as well as lower sales volumes in the second quarter of 2023 compared to the same period in 2022.

G&A expenses of $1.55/bbl for the six months ended June 30, 2023, were higher than $1.31/bbl for the comparative period in 2022. The increase was primarily due to the Company recording $0.7 million of stock-based compensation related to the performance warrant plan, as well as lower sales volumes in the six months ended June 30, 2023 compared to the same period in 2022.

Figure 15: General & Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
General and administrative expenses	2,657	2,008	5,483	5,350
- ($/bbl)	1.62	1.03	1.55	1.31

4.11 Interest and Finance Expenses

Interest and finance expenses includes coupon interest, amortization of debt issue costs, issuer discount and the equity related to the bondholder warrants, redemption premiums on long term debt, interest on letter of credit facilities and other interest charges. Coupon interest and required redemption premiums related to long term debt are accrued and paid according to the indenture that governs the Notes.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 22

In the three months and six months ended June 30, 2023, total interest and finance expenses were $5.4 million and $20.7 million, respectively, compared to $22.2 million and $45.3 million in the comparative periods in 2022. The decrease was primarily related to the Company revising the estimated timing of the future debt principal repayments that resulted in lower amortization of debt issuance costs, debt issuer discount and bondholder warrant equity. Additionally, there was lower interest incurred on the Notes from less outstanding debt as a result of debt principal repayments on May 26, 2022 and November 28, 2022.

Refer to section 5 Capital Resources and Liquidity in this MD&A for more details of Greenfire’s long-term debt and letter of credit facilities.

Figure 16: Interest and Finance Expenses

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Accretion on long-term debt	$4,870	$21,398	$19,714	$43,703
Other interest	305	573	560	1,210
Accretion of decommissioning obligations	223	189	440	348
Total interest and finance expenses	$5,398	$22,160	$20,714	$45,261

4.12 Depletion and Depreciation

The Company depletes crude oil properties on a unit-of-production basis over estimated total recoverable proved plus probable (2P) reserves. The depletion base consists of the historical net book value of capitalized costs, plus the estimated future costs required to develop the Company’s estimated recoverable proved plus probable reserves. The depletion base excludes exploration and the cost of assets that are not yet available for use.

The unit-of-production rate accounts for expenditures incurred to date, together with estimated future development expenditures required to develop those proved reserves. This rate, calculated at a facility level, is then applied to sales volume to determine depletion each period. The Company believes that this method of calculating depletion charges each barrel of crude oil equivalent sold with its proportionate share of the cost of capital invested over the total estimated life of the related asset as represented by 2P reserves.

The Company’s depletion and depreciation expense for the three and six months ended June 30, 2023 were $10.46/bbl and $10.74/bbl, respectively, which was higher than the comparative periods in 2022 of $8.92/bbl and $8.73/bbl, respectively. The higher per barrel depletion and depreciation expense in 2023, was primarily due to the capitalization of the planned major turnarounds at both the Expansion Asset and the Demo Asset that were completed during mid-to-late September 2022 and early October 2022, which resulted in higher depletion and depreciation expense in 2023. Additionally, depletion and depreciation expense increased in the three months and six months ended June 30, 2023 due to an increase in future development costs as represented by 2P reserves in the Company’s most recent reserve report, relative to the prior reserve report.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 23

Figure 17: Depletion and Depreciation Expense

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Depletion and depreciation expense	17,120	17,312	38,035	35,674
- ($/bbl)	10.46	8.92	10.74	8.73

4.13 Exploration Expenses

In the three months ended June 30, 2023, exploration expenses was $1.0 million, compared to $0.3 million for the comparative period in 2022. The increase was primarily due to the escalating mineral lease rentals, amongst other items.

In the six months ended June 30, 2023, exploration expenses was $2.8 million, compared to $0.7 million for the comparative period in 2022. The increase was primarily due to higher escalating mineral lease rentals during the first and second quarter of 2023, amongst other items.

Figure 18: Exploration Expenses

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Exploration expenses	1,026	250	2,819	681

4.14 Other (Income) and Expense

In the three months ended June 30, 2023, other (income) and expense was income of $0.5 million, compared to an expense of $0.6 million for the comparative period in 2022. The difference in other (income) and expense was mainly due to income of $0.6 million in interest earnings from savings accounts and short-term investments during the second quarter of 2023, as well as an expense of $0.6 million, incurred after the JACOS acquisition during the same period in 2022, amongst other items.

In the six months ended June 30, 2023, other (income) and expense was income of $0.7 million, compared to an expense of $1.4 million for the comparative period in 2022. The difference in other (income) and expense was mainly due to income of $0.8 million in interest earnings from savings accounts and short-term investments during the second quarter of 2023, as well as an expense of $1.3 million, incurred after the JACOS acquisition during the same period in 2022, amongst other items.

Figure 19: Other (Income) and Expense

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Other (income) and expenses	(458)	620	(666)	1,385

4.15 Foreign Exchange Loss (Gain)

The Company’s foreign exchange loss (gain) is driven by fluctuations in the US dollar to Canadian dollar exchange rate, as it relates to its long-term debt that is denominated in US dollars and is primarily related to the note principal and interest components of the Company’s US dollar denominated debt.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 24

In the three months ended June 30, 2023, foreign exchange loss (gain) was a gain of $6.2 million, compared to a loss of $13.1 million for the comparative period in 2022. The difference in foreign exchange loss (gain) during the second quarter of 2023, compared to the same period in 2022, was mainly due to the Canadian dollar strengthening relative to the US dollar.

In the six months ended June 30, 2023, foreign exchange loss (gain) was a gain of $6.5 million, compared to a loss of $7.1 million for the comparative period in 2022. The difference in foreign exchange loss (gain) during the first and second quarter of 2023, compared to the same period in 2022, was mainly due to the Canadian dollar strengthening relative to the US dollar.

Figure 20: Foreign Exchange Loss (Gain)

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Realized foreign exchange loss (gain)	-	1,512	-	1,509
Unrealized foreign exchange loss (gain)	(6,226)	11,550	(6,529)	5,567
Foreign exchange loss (gain)	(6,226)	13,062	(6,529)	7,076

4.16 Decommissioning Liability

The Company’s decommissioning liabilities result from net ownership interests in oil assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted inflated amount of cash flows required to settle its decommissioning liabilities to be approximately $206.5 million (December 31, 2022- $206.5 million). A credit-adjusted discount rate of 12% (December 31, 2022 - 12%) and an inflation rate of 2.0% (December 31, 2022 - 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $1.1 million with a corresponding adjustment to PP&E. The decommissioning liabilities are estimated to be settled in periods up to year 2071.

Figure 21: Reconciliation of Decommissioning Liability

	Three months ended	Year ended
	June 30,	December 31,
($ thousands)	2023	2022
Balance, beginning of period	7,543	5,517
Revaluation	-	1,283
Accretion expense	440	743
Balance, end of period	7,983	7,543

4.17 Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA(1)

During the three months and six months ended June 30, 2023, the Company recorded net income of $24.4 million and $7.7 million, respectively, compared to net income of $45.5 million and net loss of $57.0 million, respectively, during the comparative periods in 2022. The decrease in net income in the first half and second quarter of 2023, relative to 2022, was primarily the result of lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset. Net income (loss) and comprehensive income (loss) is an IFRS measure, which is the most directly comparable GAAP measure to adjusted EBITDA(1), which is a non-GAAP measure. During the three months and six months ended June 30, 2023, Greenfire recorded adjusted EBITDA(1) of $34.4 million and $47.4 million, respectively, compared to $70.4 million and $146.9 million, respectively, during the same periods in 2022. The decrease in adjusted EBITDA(1) in the first and second quarter of 2023, relative to 2022, was primarily the result of lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 25

The following table is a reconciliation of net income (loss) net income (loss) and comprehensive income (loss) to adjusted EBITDA(1):

Figure 22: Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA(1)

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Net income (loss) and comprehensive income (loss)	24,355	45,473	7,677	(56,953)
Add (deduct):
Income tax recovery	3,095	-	(518)	-
Unrealized (gain) loss risk management contracts	(11,134)	(28,182)	(16,157)	114,410
Transaction costs	1,914	-	4,241	-
Stock based compensation	325	-	650	-
Depletion and depreciation	17,120	17,312	38,035	35,674
Financing and interest	5,398	22,160	20,714	45,261
Foreign exchange loss	(6,226)	13,062	(6,529)	7,076
Gain on acquisitions	-	-	-	-
Other income and expenses	(458)	620	(666)	1,386
Adjusted EBITDA(1)	34,389	70,445	47,447	146,854
Net income (loss) and comprehensive income (loss) ($/bbl)	14.88	23.43	2.17	(13.94)
Add (deduct):
Income tax recovery ($/bbl)	1.89	-	(0.15)	-
Unrealized (gain) loss risk management contracts ($/bbl)	(6.80)	(14.52)	(4.56)	28.00
Transaction costs ($/bbl)	1.17	-	1.20	-
Stock based compensation ($/bbl)	0.20	-	0.18	-
Depletion and depreciation ($/bbl)	10.46	8.92	10.74	8.73
Financing and interest ($/bbl)	3.30	11.42	5.85	11.08
Foreign exchange loss ($/bbl)	(3.80)	6.73	(1.84)	1.73
Gain on acquisitions ($/bbl)	-	-	-	-
Other income and expenses ($/bbl)	(0.28)	0.32	(0.19)	0.34
Adjusted EBITDA(1) ($/bbl)	21.02	36.30	13.40	35.94

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

5. CAPITAL RESOURCES AND LIQUIDITY

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments, including servicing and repaying long term debt. The Company strives to actively manage its capital structure in response to changes in economic conditions and further deleverage its balance sheet.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 26

At June 30, 2023, the Company’s capital structure summarized in Figure 2 primarily comprised of cash and cash equivalents, restricted cash and long-term debt.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business.

5.1 Long Term Debt

During the year ended December 31, 2021, the Company issued US$312.5 million of senior secured Notes. The Notes had an original issuer discount of 3.5% and bear interest at the fixed rate of 12.00% per annum, payable semi-annually, and mature on August 15, 2025. The Notes are secured by a first priority lien on substantially all the assets of the Company and its wholly owned subsidiaries.

The proceeds of the Notes were used to purchase 100% of the outstanding share capital of JACOS in September 2021, as well as for general working capital purposes.

The Company is obligated to redeem a portion of the outstanding Notes equal to 75% of excess cash flow(1) in every six-month period at a price equal to 106% of the principal, plus accrued and unpaid interest (the “Excess Cash Flow Redemption”). In accordance with the indenture governing the Notes, the Company has up to 65 days after the end of each six-month period to affect the Excess Cash Flow Redemption, with a 30-day notice period.

The first Excess Cash Flow Redemption period began on March 31, 2022. The Company issued its first Excess Cash Flow Redemption on May 26, 2022, approximating $64.3 million, of which $60.7 million was principal repayment. A second Excess Cash Flow Redemption was issued on November 28, 2022, approximating $66.7 million, of which $62.9 million was principal repayment. There was no Excess Cash Flow Redemption for the period from October 1, 2022 to March 30, 2023. The current Excess Cash Flow Redemption period will be from April 1, 2023 to September 30, 2023, with an estimated redemption of $61.2 million. The forecasted Excess Cash Flow Redemptions during the subsequent twelve months are recorded on the Company’s financial statements as a current liability.

Greenfire is in compliance with all debt covenants under the indenture governing the Notes at June 30, 2023.

5.2 Term Loan

On April 5, 2021, via a court supervised insolvency process, GAC acquired the Demo Asset from GHOPCO and assumed the associated debtor-in-possession financing amount of $19.7 million (the “Term Loan”). The Term Loan was underwritten by the Petroleum Marketer and incurred interest of LIBOR plus 9.0% that was payable monthly, as well as an equal monthly principal amortization of $714,286. The Petroleum Marketer was provided exclusive petroleum production marketing rights over the Company’s production at the Demo Asset for a term of three years, ending April 1, 2024. This petroleum production marketing contract includes marketing, royalty, incentive and performance fees, some of which are oil price dependent. In December 2022, the Company entered into an agreement to amend the petroleum marketing contract, which extended the term of the contract by one year, contingent upon the closing of the proposed transaction with M3-Brigade Acquisition III Corp.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 27

On August 6, 2021, GAC received an additional advance of $9.0 million under the Term Loan that was used to purchase a US$7.0 million compound put option with a hedging counterparty to facilitate the closing of the issuance of the Notes. Between April 5, 2021 and September 17, 2021, the date that the Company closed the acquisition of JACOS, the Company made principal repayments under the Term Loan of $2.3 million. On September 17, 2021, the remaining principal balance of $26.7 million under the Term Loan was redeemed in exchange for an aggregate principal amount of Notes of US$22 million.

5.3 Working Capital (Deficit) and Adjusted Working Capital(1)

Working capital (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital(1). Adjusted working capital(1) is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of long-term debt and current portion of risk management contracts. Adjusted working capital(1) is included within the non-GAAP measures because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts. A surplus of adjusted working capital(1) will result in a future net cash inflow to the business. Available funding allows management and other users to evaluate the Company’s short-term liquidity, and its capital resources available at a point in time.

As at June 30, 2023, working capital increased to $22.5 million from a working capital deficit of $13.4 million as at December 31, 2022, a difference of $35.9 million, primarily due to an increase in cash balances and inventories in 2023 from higher WCS benchmark oil prices, as well as a decrease to the current portion of risk management contracts.

As at June 30, 2023, adjusted working capital increased to $94.5 million from $76.9 million as at December 31, 2022, a difference of $17.6 million, primarily due to an increase in cash balances and inventories in 2023 from higher WCS benchmark oil prices.

Figure 23: Reconciliation of Working Capital (Deficit) to Adjusted Working Capital(1)

	Three months ended	Year ended
	June 30,	December 31,
($ thousands)	2023	2022
Current assets	134,542	123,527
Current liabilities	(112,032)	(136,921)
Working capital (deficit)	22,510	(13,394)
Current portion of risk management contracts	10,847	27,004
Current portion of long-term debt	61,156	63,250
Adjusted working capital(1)	94,513	76,860

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

5.4 Restricted Cash and Letter of Credit Facilities

As at December 31, 2021, the Company had a $51.5 million credit facility with the Petroleum Marketer (“Credit Facility”) that was used to issue $51.5 million in letters of credit related to the Company’s long-term pipeline transportation agreements. Under the terms of the Credit Facility, over a period of 24 months and beginning in October 2021, the Company is required to contribute cash to a cash-collateral account (“Reserve Account”) until the balance of the Reserve Account is equal to 105% of the aggregate face value of the Credit Facility.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 28

During the year ended December 31, 2022, the Company obtained a $15.0 million cash-collateralized, demand revolving credit facility (“Demand Facility”), to be exclusively used for issuing letters of credit, and bears interest at 1.5%. During the year ended December 31, 2022, the Company transferred $4.7 million in letters of credit and restricted cash collateral from the Credit Facility and the Reserve Account to the Demand Facility. There was no net change in restricted cash nor a change in unrestricted cash as a result of this transfer.

As at June 30, 2023, the Credit Facility had $46.8 million letter of credit outstanding, with restricted cash- collateral of $39.3 million, and the Demand Facility had $8.1 million in issued letters of credit and $8.1 million of restricted cash collateral, which consisted of $4.7 million transferred from the Credit Facility, and $3.4 million related to the Company’s credit cards and other operational commitments.

5.5 Expansion Marketing Contract

Following the acquisition of JACOS, an agreement was signed with the Petroleum Marketer for exclusive marketing services at the Expansion Asset, including:

●	The purchase of all WDB produced by the Expansion Asset

●	The supply of diluent to the facility; and

●	The facilitation of all pipeline transportation and storage costs.

This petroleum contract has a term of five years after the first delivery of blend, which occurred in October 2021. In December 2022, the Company entered into an agreement to amend the petroleum marketing contract, which extended the term of the contract by one year, contingent upon the closing of the proposed transaction with M3- Brigade Acquisition III Corp.

5.6 Demo Marketing Contract

Following the acquisition of the Demo Asset, an agreement was signed with the Petroleum Marketer for exclusive marketing services at the Demo Asset, including:

●	The purchase of all bitumen produced by the Demo Asset

●	The facilitation of all bitumen transportation

This petroleum marketing contract has a term to April 2024. In December 2022, the Company entered into an agreement to amend the petroleum marketing contract, which extended the term of the contract by one year, contingent upon the closing of the proposed transaction with M3-Brigade Acquisition III Corp.

5.7 Share Capital and Warrants

Share Capital

At December 31, 2020, GAC had 1,000 issued and outstanding common shares held by the founding shareholders. The Company was subsequently incorporated on June 18, 2021 with the founding shareholders being issued 1,000 common shares, which were subsequently split to 7,500,000 common shares of the Company. Following the incorporation of the Company, GAC was amalgamated with Greenfire Resources Operating Corporation (a wholly owned subsidiary of the Company) pursuant to which the 1,000 common shares of GAC were cancelled and the founding shareholders were issued an additional 10 common shares in the Company. On September 16, 2021 an employee private placement resulted in 1,451,614 common shares being issued by the Company to employees and service providers of the Company. At June 30, 2023 and as at the date hereof, the Company’s authorized share capital consists of an unlimited number of common shares and there was a total of 8,951,624 common shares outstanding.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 29

Figure 24: Outstanding Common Shares

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Shares outstanding
Balance, beginning of period	8,951,624	8,951,624	8,951,624	8,951,624
Stock issued	-	-	-	-
Balance, end of period	8,951,624	8,951,624	8,951,624	8,951,624

Figure 25: Weighted Average Shares Outstanding

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Weighted average shares outstanding- basic	8,951,624	8,951,624	8,951,624	8,951,624
Dilutive effect of warrants	3,939,320	3,927,353	3,937,227	3,756,130
Weighted average shares outstanding- diluted	12,890,944	12,878,977	12,888,851	12,707,754

Bondholder Warrants

As at June 30, 2023, the Company had 312,500 Bondholder Warrants outstanding that entitled the holders of these warrants, in aggregate, the right to purchase 25% of the Company’s issued and outstanding common shares up to a maximum of 3,225,806 common shares at $0.01 per share. The Bondholder Warrants were exercisable and detachable 30 days post the closing of the JACOS acquisition. The Notes and Bondholder Warrants were separated on October 18, 2021. Based on the issued and outstanding common shares of the Company, bondholders have the right to acquire 2,983,866 common shares at $0.01 per share.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 30

Figure 26: Bondholder Warrants Outstanding

	Six months ended		Year ended
	June 30, 2023		December 31, 2022
	Number of warrants	Exercise price	Number of warrants	Exercise price
Bondholder warrants outstanding
Balance, beginning of period	312,500	$0.01	312,500	$0.01
Warrants Issued	-	-	-	-
Balance, end of period	312,500	$0.01	312,500	$0.01
Exchange ratio, end of year	9.55	-	9.55	-
Common shares issuable on exchange	2,983,866	-	2,983,866	-

Performance Warrants

In February 2022, the Company implemented a warrant plan as part of the Company’s long-term incentive plan for employees and service providers, whereby up to 725,806 warrants (“Performance Warrants”) are issuable under the plan. These Performance Warrants have both performance and time vesting criteria before there is the ability to exercise the option to purchase one common share of the Company for each Performance Warrant. As of the date of these consolidated financial statements, the vesting criteria was met for approximately 36,849 performance warrants, which can be converted into 36,849 common shares. All Performance Warrants expire 10 years after issuance.

Figure 27: Performance Warrants Outstanding

	Six months ended		Year ended
	June 30, 2023		December 31, 2022
	Number of warrants	Weighted Average Exercise price	Number of warrants	Weighted Average Exercise price
Performance warrants outstanding
Balance, beginning of period	712,930	$15.79	-	$-
Performance warrants issued	8,526	58.67	761,264	15.88
Performance warrants forfeited	(3,528)	14.18	(48,334)	17.12
Balance, end of period	716,878	$16.26	712,930	$15.79
Common shares issuable upon vesting	716,878	-	712,930	-

5.8 Cash Flow Summary

Cash Flow – Operating Activities

During the three months ended June 30, 2023, cash provided by operating activities was $23.6 million compared to $67.6 million in the same period in 2022, a decrease of $44.0 million, and was primarily due to lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

During the six months ended June 30, 2023, cash provided by operating activities was $19.1 million compared to $98.2 million in the same period in 2022, a decrease of $79.1 million, and was primarily due to lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short- term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 31

Based on current and forecasted production levels, operating expenses, property, plant and equipment expenditures, existing commodity price risk management contracts and current outlook for commodity prices, the Company expects cash from operating activities will be sufficient to cover its operational commitments and financial obligations under its Notes and letters of credit in the next 12 months.

Cash Flow – Financing Activities

During the three months ended June 30, 2023, cash used by financing activities was nil compared to $60.7 million in the same period in 2022, a difference of $60.7 million, and was due to a debt principal repayment of $60.7 million in the three months ended June 30, 2022.

During the six months ended June 30, 2023, cash used by financing activities was nil compared to $60.7 million in the same period in 2022, a difference of $60.7 million, and was due to a debt principal repayment of $60.7 million in the six months ended June 30, 2022.

Cash Flow – Investing Activities

During the three months ended June 30, 2023, cash used in investing activities was $9.1 million compared to $15.4 million in the same period in 2022, a difference of $6.4 million, and was primarily due to a deferment of property, plant, and equipment expenditures commencing in current and preceding periods, which was in turn a result of lower commodity prices.

During the six months ended June 30, 2023, cash used in investing activities was $17.6 million compared to $23.1 million in the same period in 2022, a difference of $5.5 million, and was primarily due to a deferment of property, plant, and equipment expenditures in current and preceding periods, which was in turn a result of lower commodity prices.

Figure 28: Cash Flow Summary

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Cash provided by (used in):
Operating activities	23,640	67,553	19,144	98,241
Financing activities	(6)	(60,709)	(12)	(60,709)
Investing activities	(9,066)	(15,420)	(17,586)	(23,079)
Exchange rate impact on cash and cash equivalents held in foreign currency	(89)	(1,823)	(27)	(1,947)
Change in cash and cash equivalents	14,479	(10,399)	1,519	12,506

5.9 Property, Plant and Equipment Expenditures

Total property, plant and equipment expenditures for the three months ended June 30, 2023 was $1.9 million (2022 - $7.7 million), consisting primarily of the following;

●	Refill Well Program - $1.0 million was spent on initiating a Refill Well program at the Expansion asset which will allow incremental bitumen production.

●	Demo Asset Plant 1 - $0.4 million in capital spend for a project which is part of the overall capital program to debottleneck the Demo Asset facility to process additional production volumes by refurbishing and restarting an existing plant at the Demo Asset. The project’s primary objective is to utilize existing oil handling equipment in order to process greater production volume.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 32

Total property, plant and equipment expenditures for the six months ended June 30, 2023 was $4.4 million (2022 - $12.9 million), consisting primarily of the following;

●	Small Projects and Sustaining Capital - $2.1 million for various capital projects at both Demo Asset and Expansion Asset.

●	Demo Asset Plant 1 - $1.3 million in capital spend for a project which is part of the overall capital program to debottleneck the Demo Asset facility to process additional production volumes by refurbishing and restarting an existing plant at the Demo Asset. The project’s primary objective is to utilize existing oil handling equipment in order to process greater production volume.

●	Refill Well Program - $1.0 million was spent on initiating a Refill Well program at the Expansion asset which will allow incremental bitumen production.

Figure 29 summarizes the Company’s property, plant and equipment expenditures:

Figure 29: Property, Plant and Equipment Expenditures

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Total property, plant and equipment expenditures	1,911	7,706	4,428	12,906
- $/bbl	1.17	3.97	1.25	3.16

5.10 Cash Provided by Operating Activities and Adjusted Funds Flow(1)

During the three months and six months ended June 30, 2023, the Company had cash provided by operating activities of $23.6 million and $19.1 million, respectively, compared to cash provided by operating activities of $67.6 million and $98.2 million, during the comparative periods in 2022. Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow(1), which is a non-GAAP measure. During the three months and six months ended June 30, 2023, Greenfire recorded adjusted funds flow(1) of $19.6 million and $17.8 million, respectively, compared to $50.0 million and $106.7 million, during the same periods in 2022. The lower adjusted funds flow(1) during the first and second quarters of 2023, was primarily a result of lower oil sales and lower WCS benchmark oil prices. Lower oil sales was a result of declining reservoir pressure resulting from short-term limitations of NCG availability for reservoir injection and unplanned downtime at the Expansion Asset, which was partially offset by lower property, plant and equipment expenditures.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 33

Figure 30: Reconciliation of Cash Provided by Operating Activities to Adjusted Funds Flow(1)

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Cash provided by (used in) operating activities	23,640	67,553	19,144	98,241
Changes in non-cash working capital	(2,095)	(9,808)	3,130	21,334
Property, plant and equipment expenditures	(1,911)	(7,706)	(4,428)	(12,906)
Adjusted funds flow(1)	19,634	50,039	17,846	106,669
Cash provided by (used in) operating activities ($/bbl)	14.44	34.80	5.40	24.04
Changes in non-cash working capital ($/bbl)	(1.28)	(5.05)	0.88	5.22
Property, plant and equipment expenditures ($/bbl)	(1.17)	(3.97)	(1.25)	(3.16)
Adjusted funds flow(1) ($/bbl)	11.99	25.78	5.04	26.11

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

6. NON-GAAP MEASURES

In this MD&A, we refer to certain specified financial measures (such as excess cash flow, adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), adjusted funds flow and adjusted funds flow per barrel ($/bbl) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, the Company’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. This MD&A also contains the terms “adjusted working capital” and “net debt” which are non-GAAP measures. We believe that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire.

Non-GAAP Financial Measures

Excess Cash Flow

Change in cash and cash equivalents is an IFRS measure in the Company’s consolidated statement of cash flows, which is the most directly comparable financial statement measure to excess cash flow. A reconciliation from change in cash and cash equivalents to excess cash flow has been provided in Figure 31 below. These measures are not intended to represent change in cash and cash equivalents, net earnings or other measures of financial performance calculated in accordance with IFRS.

Excess cash flow is a non-GAAP financial measure that allows the Company to determine the amount of scheduled bond principal repayments. Under section 4.19 of the indenture that governs the Notes, the Company is obligated to redeem a portion of the outstanding 2025 Senior Secured Notes equal to 75% of its excess cash flow in every six-month period, with the first six-month period beginning on the date the Company completed the acquisition of all the issued and outstanding shares of JACOS on September 17, 2021 (“JACOS Closing Date”) and ending March 31, 2022. Figure 31 shows that the excess cash flow during the three months and six months ended June 30, 2023 were $22.5 million and $13.6 million, respectively, compared to excess cash flow of $58.4 million and $86.5 million, respectively, during the comparative periods in 2022.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 34

Figure 31: Reconciliation of Change in Cash and Cash Equivalents to Excess Cash Flow

	Three months ended June 30,		Six months ended June 30
($ thousands)	2023	2022	2023	2022
Change in cash and cash equivalents	14,479	(10,399)	1,519	12,506
Change in restricted cash	8,000	8,100	12,050	13,317
Repayment of long-term debt	-	60,691	-	60,691
Excess cash flow	22,479	58,392	13,569	86,514

Adjusted EBITDA

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing expenses, income taxes, depletion, depreciation and amortization, and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS.

Please see Figure 22 for a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA.

Adjusted Funds Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. Management uses adjusted funds flow as an indicator of the efficiency and liquidity of Greenfire’s business, measuring its funds after capital investment that is available to manage debt levels and return capital to stakeholders. This measure is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less property, plant and equipment expenditures. By removing the impact of current period property, plant and equipment expenditures, management monitors Greenfire’s adjusted funds flow to inform its capital allocation decisions.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 35

Please see Figure 30 for a reconciliation of cash provided by operating activities to adjusted funds flow.

Adjusted Working Capital

Working capital (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital. These measures are not intended to represent current assets, net earnings or other measures of financial performance calculated in accordance with IFRS. Adjusted working capital is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts and current portion of long-term debt, the latter of which is subject to estimates in future commodity prices, production levels and expenses, among other factors. See Figure 23 for a reconciliation of working capital (deficit) to adjusted working capital. Adjusted working capital is included within the non-GAAP measures because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts, a surplus of adjusted working capital will result in a future net cash inflow to the business that can be used by management to evaluate the Company’s short-term liquidity and its capital resources available at a point in time. A deficiency of adjusted working capital will result in a future net cash outflow, which may result in the Company not being able to settle short-term liabilities more than current assets.

Net debt

Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. These measures are not intended to represent long-term debt calculated in accordance with IFRS. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts. See Figure 32 for a reconciliation of long-term debt to net debt. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

Figure 32: Reconciliation of Long-Term Debt to Net Debt

	As at	As at
	June 30,	December 31,
($ thousands)	2023	2022
Long-term debt	(185,649)	(191,158)
Current assets	134,542	123,527
Current liabilities	(112,032)	(136,921)
Current portion of risk management contracts	10,847	27,004
Net debt	(152,292)	(177,548)

Non-GAAP Financial Ratios

Adjusted EBITDA ($/bbl)

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA ($/bbl), which is a non-GAAP measure. Adjusted EBITDA ($/bbl) is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total sales volume in a specified period.

Please see Figure 22 for a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA.

Adjusted Funds Flow ($/bbl)

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow ($/bbl), which is a non-GAAP measure. Management uses adjusted funds flow ($/bbl) as an indicator of the efficiency and liquidity of Greenfire’s business, measuring its funds after capital investment that is available to manage debt levels and return capital to stakeholders. This measure is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. Adjusted funds flow ($/bbl) is calculated by dividing adjusted funds flow by the Company’s total oil sales volume in a specified period.

Please see Figure 30 for a reconciliation of cash provided by operating activities to adjusted funds flow.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 36

Figure 33: Summary of Quarterly Results

	2023		2022				2021(3)
($ thousands, unless otherwise noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
BUSINESS ENVIRONMENT(1)
WTI (US$/bbl)	73.78	76.13	82.65	91.55	108.41	94.29	77.19	70.56	66.07
WTI (CAD$/bbl)	99.09	102.93	112.21	119.54	138.39	119.38	97.25	88.91	81.11
WCS (CAD$/bbl)	78.75	69.29	77.05	93.48	122.04	100.96	78.67	71.77	66.96
AECO (CAD$/GJ)	2.32	3.05	4.85	3.95	6.86	4.49	4.41	3.41	2.93
FX (USD:CAD)(2)	1.343	1.352	1.358	1.306	1.277	1.266	1.26	1.26	1.228
Operational – Expansion
Bitumen production (bbls/d)	13,939	16,302	15,710	14,926	17,910	18,714	19,155	2,076	-
Operational – Demo
Bitumen production (bbls/d)	4,097	4,284	3,869	2,922	3,830	4,196	3,909	3,286	3,384
Operational – Consolidated
Bitumen production (bbls/d)	18,036	20,586	19,579	17,848	21,740	22,909	23,064	5,362	3,384
Bitumen sales volumes (bbls/d)	17,992	21,171	19,501	17,727	21,331	23,829	22,614	5,465	3,344
Steam-oil ratio (SOR)	4.16	3.72	3.66	3.57	3.45	3.25	3.08	3.28	3.25
OPERATING RESULTS
Oil sales	173,605	179,668	180,741	209,550	315,794	292,764	215,985	37,943	16,746
Net income (loss)	24,355	(16,678)	87,995	100,656	45,473	(102,426)	(10,315)	564,696	107,063
Cash flow provided by operating activities	23,640	(4,495)	17,322	49,164	67,553	30,688	41,129	27,546	(1,358)
Property, plant and equipment expenditures	1,911	2,518	12,361	14,325	7,706	5,200	2,399	1,509	687
FINANCIAL POSITION
Cash and cash equivalents	36,882	22,403	35,363	99,822	73,375	83,774	60,869	32,019	277
Restricted cash	47,363	39,363	35,313	27,413	22,017	13,917	8,700	560	60
Total assets	1,153,021	1,147,984	1,174,258	1,158,367	1,174,634	1,182,168	1,129,080	1,107,261	163,480
Total debt	246,805	259,555	254,408	320,607	289,604	329,689	325,569	369,647	19,286
Shareholders’ equity	846,098	821,418	837,771	748,593	647,937	602,464	704,890	671,714	107,003

(1)	These benchmark prices are not the Company’s realized sales prices and represent approximate values.

(2)	Annual or quarterly average exchange rates as per the Bank of Canada.
(3)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 37

7. COMMITMENTS AND CONTINGENCIES

The Company has lease commitments related to pipeline transportation services, and credit facility commitments associated with its pipeline transportation commitments. Future minimum amounts payable under these commitments are as follows:

Figure 34: Commitments

(thousands)	2023	2024	2025	2026	2027	Beyond 2027	Total
Credit facility	9,784	-	-	-	-	-	9,784
Transportation	16,205	31,880	30,561	28,956	29,044	232,368	369,014
Total	25,989	31,880	30,561	28,956	29,044	232,368	378,798

8. ACCOUNTS RECEIVABLE

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. For the period ended June 30, 2023, the Company had oil sales to a single counterparty and has not previously experienced any material credit losses on the collection of accounts receivable.

At June 30, 2023 credit risk from the Company’s outstanding accounts receivable and joint interest receivable balances was considered low due to a history of collections and the receivables that were held by credit worthy counterparties. There were no overdue balances at June 30, 2023.

Figure 35: Accounts Receivable

	Three months ended	Year ended
	June 30,	December 31,
($ thousands)	2023	2022
Trade receivables	30,465	22,428
Joint interest receivables	6,046	11,880
Accounts receivable	36,511	34,308

9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s critical accounting policies and estimates are those estimates having a significant impact on the financial position and operations that require management to make judgements, assumptions and estimates in the application of IFRS. Judgements, assumptions and estimates are based on the historical experience and other factors that management believes to be reasonable under current conditions. As events occur and additional information becomes available, these judgements, assumptions and estimates may be subject to change. Detailed disclosure of the significant accounting policies and the significant accounting estimates, assumptions and judgements can be found in the Company’s financial statements for the period ended December 31, 2022.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 38

10. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, change in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

11. FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward- looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, plans and future actions of the Company; Greenfire’s belief that there are a range of attractive investment opportunities in the oil and gas sector in Canada; Greenfire’s plans to continue to sustainably increase production at the Expansion Asset by optimizing the site’s existing infrastructure, while employing a safe, efficient, and capital-disciplined operating approach; Greenfire’s expectation that over time optimization improvements will lead to an enhancement in profitability; Greenfire’s plans to further deleverage its balance sheet in the near term, while in the mid to longer term, continuing to evaluate potential avenues for capital acceleration to attain additional step change growth; management’s intent to actively manage the Company’s capital structure in response to changes in economic conditions and its intention to further deleverage the Company’s balance sheet; management’s belief that the Company’s current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business; the expectations relating to Excess Cash Flow and related redemption of Notes; and statements relating to the business and future activities of the Company after the date of this MD&A.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 39

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation, a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to, lower oil production rates and/or higher SORs; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas; the reliability and maintenance of Greenfire’s facilities; supply chain disruption and risks of increases costs relating to inflation; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on equipment on Greenfire’s properties; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the impact of COVID-19 pandemic on the Company’s operations; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; negative economic impacts as a result of the spread of COVID-19 (coronavirus); the Russia and Ukraine war including the resulting sanctions imposed on Russia and the impact on commodity pricing, global stability and the world economy; changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general stigmatization of the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; and general economic, market and business conditions in Canada, the United States and globally.

The lists of risk factors set out in this MD&A or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

Greenfire Resources Inc.	2023 Q2 Management’s Discussion and Analysis | 40

Exhibit 99.3

Greenfire Resources Ltd

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

AS AT JUNE 30, 2023

(Presented in Canadian Dollars)

Greenfire Resources Ltd.

Condensed Interim Consolidated Statement of Financial Position

(Unaudited)

As at ($CAD)	June 30, 2023	December 31, 2022
Assets
Current assets
Cash	$1	$1
Total assets	$1	$1

Shareholder’s equity
Share capital	$1	$1
Total shareholder’s equity and liabilities	$1	$1

The accompanying notes are an integral part of the condensed interim consolidated financial statements

David Phung, Director	Robert Logan, President and CEO

Greenfire Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(In Canadian dollars and Unaudited)

1.	CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company”) was incorporated under the laws of Alberta on December 9, 2022. On December 14, 2022, the Company entered into the Business Combination Agreement between Greenfire Resources Inc. and M3-Brigade Acquisition III Corp (“MBSC”). In April 2023 the Company filed its Registration Statement with the United States Securities Exchange Commission. The Business Combination is expected to close before the end of 2023, subject to customary closing conditions, including the receipt of necessary regulatory approvals. The Company’s intended business activity is to engage in the exploration, development and operation of oil and gas properties, and focus primarily in the Athabasca oil sands region of Alberta. To date, the Company has not had operations and is expected to commence operations concurrent with the planned Business Combination. The Company’s registered address is 2400, 525 8 Ave SW, Calgary, Alberta T2P 1G1.

During 2022, the Company incorporated 2476276 Alberta ULC and DE Greenfire Merger Sub Inc. There were no other activities in the subsidiaries of the Company. As at June 30, 2023, the Company wholly-owns a direct interest in 2476276 Alberta ULC and DE Greenfire Merger Sub Inc. and consolidates these entities.

These interim consolidated financial statements were approved by the Board of Directors on September 4, 2023.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using International Accounting Standard IAS 34: “Interim Financial Reporting”. They are condensed as they do not include all of the information required for full annual consolidated financial statements, and they should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2022. Separate Statements of Income and Comprehensive Income, Changes in Shareholder’s Equity and Cash Flows have not been presented as there have been no activities for the Company to date other than its formation.

b)	Functional Currency and Presentation Currency

These financial statements are presented on Canadian dollars, which is the Company’s functional currency.

c)	Basis of Consolidation

The financial statements include the accounts of the Company and its consolidated subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

3.	SHAREHOLDER’S EQUITY

The Company issued one common share for $1.00 upon incorporation, the share is held by Greenfire Resources Inc. being the Company’s ultimate parent and sole shareholder. As at June 30, 2023 and December 31, 2022, one common share with no par value was issued and outstanding, and no preferred shares were outstanding. The authorized capital of the Company is an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

4.	SUBSCRIPTION AGREEMENTS

Concurrently with the Business Combination Agreement, the Company entered into subscription agreements whereby, contingent on certain events, it may issue up to US$50,000,000 of 9% convertible notes due in 2028. The convertible notes will have an initial conversion rate of 76.923077 common shares per US$1,000 principal amount of convertible notes for a conversion price of US$13.00 per common share. The commitment was entered into based on market terms.

Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information presents the combination of the financial information of Greenfire Resources Ltd. (“New Greenfire”), Greenfire Resources Inc. (“Greenfire”), and M3-Brigade Acquisition III Corp. (“MBSC”) adjusted to give effect to the Business Combination and related transactions. Defined terms included below have the same meaning as terms defined and included in the registration statement of Greenfire Resources Ltd. on Form F-4 (Registration No.: 333-271381), as filed with the SEC under the Securities Act on April 23, 2023 and amendments thereto on Form F-4/A filed with the SEC on June 16, 2023, July 28, 2023 and July 11, 2023 (as amended, the “Registration Statement/Proxy Statement”).

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X.

New Greenfire is an Alberta corporation incorporated on December 9, 2022. New Greenfire’s intended business activity is to engage in the exploration, development and operation of oil and gas properties primarily focused in the Athabasca oil sands region of Alberta. To date, New Greenfire has not commenced operations and is expected to commence operations concurrent with the planned Business Combination.

Greenfire is a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada.

MBSC is a blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving MBSC and one or more target businesses.

The historical financial information of New Greenfire was derived from the unaudited condensed interim consolidated financial statements of New Greenfire as at June 30, 2023, and the audited financial statements of New Greenfire as at December 31, 2022. The historical financial information of Greenfire was derived from the condensed interim consolidated financial statements of Greenfire as at and for the six months ended June 30, 2023, and the audited consolidated financial statements of Greenfire as at and for the year ended December 31, 2022. The historical financial information of MBSC was derived from the unaudited financial statements of MBSC as at and for the six months ended June 30, 2023, and the audited financial statements of MBSC as at and for the year ended December 31, 2022. Such unaudited and audited financial statements are included in the Registration Statement/Proxy Statement. This information should be read together with New Greenfire’s, Greenfire’s and MBSC’s financial statements and related notes, the sections titled “MBSC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Greenfire Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in the Registration Statement/Proxy Statement.

The unaudited pro forma condensed consolidated financial statements have been prepared based on the New Greenfire historical consolidated financial statements, the Greenfire historical consolidated financial statements, and the MBSC historical financial statements, as adjusted to give effect to the Transactions. The unaudited pro forma condensed consolidated statement of financial position gives pro forma effect to the Transactions as if they had been consummated on June 30, 2023. The unaudited pro forma condensed consolidated statement of profit (loss) and comprehensive profit (loss) for the six months ended June 30, 2023 and for the year ended December 31, 2022 gives effect to the Transactions as if they had occurred on January 1, 2022.

The unaudited pro forma condensed consolidated financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed consolidated financial information does not necessarily represent the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed consolidated financial information and is subject to change as additional information becomes available and analyses are performed.

Description of the Business Combination

On December 14, 2022, MBSC, Greenfire, New Greenfire, DE Merger Sub and Canadian Merger Sub, entered into a Business Combination Agreement pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement and the Plan of Arrangement, (i) Canadian Merger Sub will amalgamate with and into Greenfire pursuant to the Plan of Arrangement, except that the legal existence of Greenfire will not cease and Greenfire will survive the Amalgamation, and Surviving Greenfire will become a direct, wholly-owned subsidiary of New Greenfire, and (ii) DE Merger Sub will merge with and into MBSC, with MBSC continuing as the surviving corporation following the Merger, as a result of which Surviving MBSC will become a direct, wholly-owned subsidiary of New Greenfire.

The transactions contemplated by the Transactions are structured as follows:

●	prior to the effectiveness of the Merger, by way of a Plan of Arrangement under the ABCA, Greenfire will complete a number of corporate steps as described below pursuant to the Plan of Arrangement, whereby (i) the Greenfire Shareholders will receive a number of New Greenfire Common Shares as Share Consideration and a cash payment equal to their pro rata share of the Cash Consideration, in exchange for their Greenfire shares, all as determined in accordance with the Plan of Arrangement, (ii) a portion of the Greenfire Performance Warrants to purchase Greenfire Common Shares issued pursuant to the Greenfire Equity Plan, whether vested or unvested, that are held by each Greenfire Performance Warrantholder will be deemed to be cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to the Greenfire Performance Warrantholders, as determined in accordance with the Plan of Arrangement, and the remaining Greenfire Performance Warrants will be converted into New Greenfire Performance Warrants with substantially the same terms as the Greenfire Performance Warrants as adjusted in accordance with the Plan of Arrangement, (iii) Canadian Merger Sub will amalgamate with and into Greenfire pursuant to the Plan of Arrangement, except that the legal existence of Greenfire will not cease and Greenfire will survive the Amalgamation, and (iv) Surviving Greenfire will become a wholly-owned subsidiary of New Greenfire;

●	in accordance with the terms of the Greenfire Warrant Agreement, as amended by the Greenfire Supplemental Warrant Agreement: (a) a portion of the Greenfire Bond Warrants held by each holder of Greenfire Bond Warrants will be deemed to be cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to holders of Greenfire Bond Warrants as determined in accordance with the Greenfire Supplemental Warrant Agreement, following which (b) each remaining Greenfire Bond Warrant will be deemed to be exercised for Greenfire Common Shares pursuant to the terms of the Greenfire Warrant Agreement as amended by the Greenfire Supplemental Warrant Agreement, and each former holder of Greenfire Bond Warrants will, following the Amalgamation and in exchange for such Greenfire Common Shares, receive New Greenfire Common Shares as determined in accordance with the Greenfire Supplemental Warrant Agreement; and

●	on the Closing Date following the consummation of the transactions described above, DE Merger Sub will merge with and into MBSC, with MBSC continuing as the surviving corporation following the Merger, as a result of which Surviving MBSC will become a direct, wholly-owned subsidiary of New Greenfire, with the equity holders of MBSC receiving consideration as described in the subsection entitled “The Business Combination — Disposition of Securities” of the Registration Statement/Proxy Statement.

Prior to the Merger Effective Time on the Closing Date, the following transactions will occur pursuant to the Plan of Arrangement:

●	The Shareholders Agreement among Greenfire and certain Greenfire Shareholders, dated August 5, 2021, will be terminated.

●	Greenfire Shareholders exercising dissent rights pursuant to the Plan of Arrangement will have their Greenfire Common Shares cancelled, and such Greenfire Shareholders will cease to have any rights as Greenfire Shareholders other than the right to be paid fair value for such Greenfire Common Shares as set forth in the Plan of Arrangement.

●	The Greenfire Founders will: (i) receive a dividend equal to the pro rata share of the Cash Consideration payable to Greenfire Founders; (ii) have their Greenfire Common Shares consolidated, and (iii) thereafter receive New Greenfire Common Shares, in exchange for their Greenfire Common Shares, all as determined in accordance with the Plan of Arrangement.

●	The Greenfire Employee Shareholders will: (i) through a series of transactions, receive a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to Greenfire Employee Shareholders in consideration for a portion of the Greenfire Common Shares held by such Greenfire Employee Shareholders; and (ii) receive New Greenfire Common Shares, in exchange for their Greenfire Common Shares, all as determined in accordance with the Plan of Arrangement.

●	The Greenfire Performance Warrantholders will have a portion of their Greenfire Performance Warrants cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to the Greenfire Performance Warrantholders, and the remaining Greenfire Performance Warrants will be converted into New Greenfire Performance Warrants, in exchange for their Greenfire Common Shares, all as determined in accordance with the Plan of Arrangement.

●	Greenfire and Canadian Merger Sub will complete the Amalgamation to form one corporate entity with the same effect as if they had amalgamated under the ABCA except that the separate legal existence of Greenfire will not cease and Greenfire will survive the Amalgamation.

●	Upon the Amalgamation, the Greenfire Equity Plan will be deemed to be amended and restated by the New Greenfire Performance Warrant Plan.

●	5,000,000 New Greenfire Warrants, with an expiration date that is five years from the Closing of the Business Combination, will be issued to the pre-Merger holders of New Greenfire Common Shares and New Greenfire Performance Warrants in each case in the numbers determined in accordance with the Plan of Arrangement.

●	The directors of New Greenfire immediately prior to the Merger Effective Time will resign and be replaced by a slate of directors to be determined prior to the Merger Effective Time, each to hold office until their respective term expires in accordance with the articles of incorporation of New Greenfire, or until their successors are elected or appointed.

Immediately prior to the Merger, the following will occur:

●	If the amount of the New Greenfire Debt Financing issued at the Closing exceeds $25,000,000, then 750,000 MBSC Class B Common Shares held by the MBSC Sponsor, will be forfeited and cancelled for no consideration;

●	2,500,000 MBSC Class B Common Shares held by the MBSC Sponsor will be forfeited and cancelled for no consideration (the bullet above and this bullet, together, the “MBSC Sponsor Class B Share Forfeitures”); and

●	3,260,000 MBSC Private Placement Warrants held by the MBSC Sponsor will be forfeited and cancelled for no consideration (the “MBSC Sponsor Warrant Forfeiture”).

To the extent any units of MBSC issued in the MBSC IPO (“MBSC Units”) remain outstanding and unseparated, immediately prior to the Merger Effective Time, the MBSC Class A Common Shares and MBSC Public Warrants comprising each such issued and outstanding MBSC Unit immediately prior to the Merger Effective Time will be automatically separated (the “Unit Separation”) and the holder of each MBSC Unit will be deemed to hold one MBSC Class A Common Share and one-third (1/3) of one MBSC Public Warrant.

In addition, immediately prior to the Merger Effective Time, but subsequent to the Unit Separation, MBSC will redeem all of the MBSC Public Warrants at $0.50 per MBSC Public Warrant (the “MBSC Public Warrant Redemption”).

At the Merger Effective Time, by virtue of the Merger and without any further action on the part of the parties or any other person, the following will occur:

●	each issued and outstanding MBSC Class A Common Share, other than any Excluded MBSC Class A Common Shares and after giving effect to the MBSC Stockholder Redemption and the amount of PIPE Financing consisting of subscriptions for MBSC Class A Common Shares, if any, pursuant to the Subscription Agreements, will be automatically converted into and exchanged for the right to receive (i) if an amount in cash less than or equal to $100,000,000 is remaining in the Trust Account after giving effect to the MBSC Stockholder Redemption, one New Greenfire Common Share and (ii) if an amount in cash greater than $100,000,000 is remaining in the Trust Account after giving effect to the MBSC Stockholder Redemption, (A) a fraction of a New Greenfire Common Share equal to $100,000,000 divided by the amount in the Trust Account after giving effect to the MBSC Stockholder Redemption, and (B) an amount in cash equal to the quotient of (I) the amount in the Trust Account after giving effect to the MBSC Stockholder Redemption that exceeds $100,000,000 minus the MBSC Extension Amount at the Merger Effective Time divided by (II) the number of MBSC Class A Common Shares (other than any Excluded MBSC Class A Common Shares and after giving effect to the MBSC Stockholder Redemption and the amount of PIPE Financing consisting of subscriptions for MBSC Class A Common Shares, if any, pursuant to the Subscription Agreements);

●	each issued and outstanding MBSC Class B Common Share (after giving effect to the MBSC Sponsor Class B Share Forfeitures and any other transfers of MBSC Class B Common Shares in connection with the Closing) will be automatically converted into and exchanged for the right to receive (i) one New Greenfire Common Share and (ii) an amount in cash equal to the quotient of (A) the MBSC Working Capital plus the MBSC Extension Amount at the Merger Effective Time divided by (B) the number of MBSC Class B Common Shares outstanding at the Closing;

●	each MBSC Private Placement Warrant that is issued and outstanding immediately prior to the Merger Effective Time (after giving effect to the MBSC Sponsor Warrant Forfeiture and any other forfeitures of MBSC Warrants in connection with the Closing) will be automatically and irrevocably converted into one New Greenfire Warrant on the same terms as were in effect immediately prior to the Merger Effective Time pursuant to the MBSC Private Warrant Agreement;

●	each share of common stock, par value $0.01 per share, of DE Merger Sub that is issued and outstanding immediately prior to the Merger Effective Time will convert automatically into one share of common stock, par value $0.01 per share, of Surviving MBSC; and

●	each Excluded MBSC Class A Common Share will be cancelled for no consideration.

For more information on the disposition of securities, including of MBSC, in connection with the Business Combination see the subsection “The Business Combination — Disposition of Securities” in the Registration Statement/Proxy Statement.

Anticipated Accounting Treatment

Given the substance of the transaction, the Business Combination will be accounted for as a share-based payment transaction within the scope of IFRS 2 Share-based Payment (“IFRS 2”) as it relates to instruments issued to acquire the stock exchange listing service received and other assets acquired and liabilities assumed, and under IAS 32 — Financial Instruments: Presentations (“IAS 32”) as it relates to instruments issued in exchange of MBSC Private Placement Warrants. Greenfire will be treated as the “acquirer” and MBSC will be treated as the “acquiree” for financial reporting purposes given that Greenfire’s operations will comprise the operations of New Greenfire, Greenfire’s executive management will be the executive management of New Greenfire, Greenfire’s director nominees will hold the majority of director seats of New Greenfire, and Greenfire’s existing shareholders will be the largest shareholder group of New Greenfire.

As part of the Business Combination, there are a portion of the MBSC Private Placement Warrants that are not forfeited which will be assumed by New Greenfire as part of the Business Combination. As New Greenfire Public Warrants are issued as replacement of the MBSC Private Placement Warrants assumed, the exchange of warrants is accounted for under IAS 32, as the New Greenfire Public Warrants were not issued to acquire goods or services and are not in the scope of IFRS 2. Based on the information currently available, it is expected the fair value of MBSC Private Placement Warrants will have similar fair value as those of New Greenfire Public Warrants as of the Closing, no material impact into profit or loss is expected.

The remaining instruments issued as part of the Business Combination (i.e., common shares issued by New Greenfire) are accounted for in accordance with IFRS 2. IFRS 2 requires that the difference in the fair value of the instruments issued as consideration for the acquisition of MBSC (i.e., common shares issued by New Greenfire) over the fair value of the remaining identifiable net assets of MBSC (i.e., those identifiable net assets not accounted for pursuant to IAS 32) will represent a service for the listing of New Greenfire and be recognized as a listing expense. The fair value of the instruments issued as consideration for the acquisition of MBSC was determined using the price referenced in the Transaction Financing of $10.10 per share.

Basis of Pro Forma Presentation

New Greenfire reports its historical financial information in Canadian Dollars (“CAD$”), Greenfire reports its historical financial information in CAD$ and MBSC reports its historical financial information in U.S. Dollars (“US$”). For purposes of this presentation, all US$ statement of financial position amounts have been translated into CAD$ using an exchange rate of US$1.00 to CAD$1.32. All US$ statement of profit (loss) and comprehensive profit (loss) amounts have been translated into CAD$ using an average exchange rate of US$1.00 to CAD$1.35 for the six months ended June 30, 2023 and US$1.00 to CAD$1.30 for the year ended December 31, 2022. All amounts reported within this pro forma financial information are CAD$ unless otherwise noted as US$.

The unaudited pro forma condensed consolidated financial information has been prepared using the assumptions below with respect to the potential redemption into cash of MBSC Common Shares:

●	Assuming No Redemptions: This scenario assumes that no MBSC Public Stockholders exercise redemption rights with respect to the MBSC Common Shares received in exchange for its MBSC Public Shares for a pro rata share of the funds in the Trust Account.

●	Assuming Maximum Redemptions: This scenario assumes that 30,000,000 MBSC Class A Common Shares subject to redemption are redeemed for an aggregate redemption payment of approximately CAD$412.5 million (US$311.5 million) based on an estimated per share redemption price of approximately CAD$13.37 (US$10.10) that was calculated using the US$312 million of cash in the Trust Account divided by 30,000,000 MBSC Public Shares subject to redemption assuming the pro forma maximum redemption scenario pursuant to the Business Combination Agreement.

The following summarizes the pro forma ownership of New Greenfire Common Shares following the Business Combination under the no redemption, 50% redemption and maximum redemption scenarios (basic):

	Assuming No Redemptions	%	Assuming 50% Redemptions	%	Assuming Maximum Redemptions	%
Shares held by current MBSC Public Stockholders	9,900,990	13%	9,900,990	13%	—	—%
Shares held by the MBSC Sponsor(1)	5,000,000	7%	5,000,000	7%	4,250,000	6%
Shares held by current Greenfire Shareholders	43,298,722	59%	43,298,722	59%	43,819,751	64%
Shares held by current holders of Greenfire Bond Warrants	15,579,591	21%	15,579,591	21%	15,767,066	23%
Shares held by PIPE Investors(2)	—	—%	—	—%	4,950,496	7%
Total New Greenfire Common Shares, basic	73,779,303	100.0%	73,779,303	100.0%	68,787,313	100%

Ownership is shown on a non-dilutive basis.

(1)	An additional 750,000 MBSC Class B Common Shares will be forfeited and cancelled for no consideration if New Greenfire Debt Financing at the Closing exceeds US$25 million.
(2)	Maximum redemption scenario contemplates PIPE Investment of US$50 million to purchase 4,950,496 MBSC Class A Common Shares, which will be converted into New Greenfire Common Shares on a 1:1 basis on the Closing Date.

The following summarizes the pro forma ownership of New Greenfire Common Shares following the Business Combination under the no redemption, 50% redemption and maximum redemption scenarios (on a fully diluted basis, please see the subsection of the Registration Statement/Proxy Statement entitled “The Business Combination — Total New Greenfire Common Shares to Be Issued in the Business Combination” and the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” for more information):

	Assuming No Redemptions	%	Assuming 50% Redemptions	%	Assuming Maximum Redemptions	%
Shares held by current MBSC Public Stockholders	9,900,990	11%	9,900,990	11%	—	—%
Shares held by the MBSC Sponsor, fully diluted(1)	7,526,667	9%	7,526,667	9%	6,776,667	8%
Shares held by current Greenfire Shareholders and holders of Greenfire Performance Warrants, fully diluted(2)(3)	50,497,143	60%	50,497,143	60%	51,059,667	61%
Shares held by current holders of Greenfire Bond Warrants, fully diluted(4)	16,829,591	20%	16,829,591	20%	17,017,066	20%
Shares held by PIPE Investors(5)	—	—%	—	—%	8,796,650	11%
Total New Greenfire Common Shares, fully diluted	84,754,391	100.0%	84,754,391	100.0%	83,650,050	100.0%

(1)	As of June 30, 2023, 2022, MBSC had outstanding MBSC Private Placement Warrants of 7,526,667. Immediately prior to the Merger, 3,260,000 MBSC Private Placement Warrants held by the MBSC Sponsor and 1,740,000 MBSC Private Placement Warrants held by Cantor will be forfeited and cancelled for no consideration. The remaining 2,526,667 MBSC Private Placement Warrants will be converted into New Greenfire Warrants on a 1:1 basis, which have been included in the fully diluted New Greenfire Common Shares.
(2)	On the Closing Date, 3,750,000 New Greenfire Warrants, including 2,910,123 New Greenfire Warrants to be held by Greenfire Founders and 839,877 New Greenfire Warrants to be held by Greenfire employees, have been included in the fully diluted New Greenfire Common Shares.
(3)	On the Closing Date, the Greenfire Performance Warrantholders will have a portion of their Greenfire Performance Warrants cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to the Greenfire Performance Warrantholders, and the remaining Greenfire Performance Warrants will be converted into New Greenfire Performance Warrants. New Greenfire Performance Warrants of (i) 3,448,421 under the no redemption and 50% redemption scenarios and (ii) 3,489,916 under the maximum redemption scenario, respectively, have been included in the fully diluted New Greenfire Common Shares.
(4)	On the Closing Date, 1,250,000 New Greenfire Warrants will be issued to the current holders Greenfire Bond Warrants, which have been included in the fully diluted New Greenfire Common Shares.
(5)	Maximum redemption includes New Greenfire Debt Financing of US$50,000,000 aggregate principal amount of Convertible Notes, which may be converted into New Greenfire Common Shares at US$13 per share, equivalent to 3,846,154 New Greenfire Common Shares.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2023

(in thousands, except share and per share amounts)

	GRL (IFRS, Historical), CAD	Greenfire (IFRS, Historical), CAD	MBSC (U.S. GAAP, Historical), USD	IFRS Conversion and Presentation Alignment, USD (Note 2)		MBSC as-adjusted (IFRS Conversion), USD	MBSC as-adjusted (IFRS Conversion), CAD	Transaction Accounting Adjustments, CAD (Note 3)		Combined Pro Forma (Assuming No Redemption), CAD	Additional Pro Forma Transaction Adjustments (Assuming Max Redemption), CAD (Note 3)		Combined Pro Forma (Assuming Max Redemption), CAD
ASSETS
Current
Cash and equivalents	-	36,882	498	-		498	659	414,350	A	30,796	132,400	Q	30,796
								(281,951)	B
								(33,198)	C		(132,400)	R
								(6,620)	I		-
								(99,300)	J		-
								(26)	L		-
Restricted cash	-	47,363	-	-		-		-		47,363	-		47,363
Accounts receivable	-	36,511	-	-		-		2,573	N	39,084	-		39,084
Inventories	-	10,714	-	-		-	-	-		10,714	-		10,714
Prepaid expenses and other current assets	-	3,072	18	-		18	24	-		3,096	-		3,096
Prepaid insurance	-	-	160	-		160	212	-		212	-		212
Prepaid income taxes	-	-	-	-		-	-	-		-	-		-
Total Current	-	134,542	676	-		676	895	(4,172)		131,265	-		131,265
Non-Current
Property, plant and equipment	-	930,280	-	-		-				930,280	-		930,280
Prepaid expenses and Deposits - long term portion	-	-	-	-		-				-	-		-
Investments and marketable securities held in trust	-	-	312,953	-		312,953	414,350	(414,350)	A	-	-		-
Deferred income taxes	-	88,199	-	-		-		-		88,199	-		88,199
Total non-current	-	1,018,479	312,953	-		312,953	414,350	(414,350)		1,018,479	-		1,018,479
TOTAL ASSETS	-	1,153,021	313,629	-		313,629	415,245	(418,522)		1,149,744	-		1,149,744

LIABILITIES
Current
Accounts payable and accrued liabilities	-	39,843	2,487	-		2,487	3,293	(3,104)	C	40,032	-		40,032
Current portion of long-term debt	-	61,156	-	-		-	-	-		61,156	-		61,156
Current portion of lease liabilities		186	-	-		-	-	-		186	-		186
Due to related parties	-	-	21	-		21	28	(26)	L	2	-		2
Risk management contracts	-	10,847	-	-		-	-	-		10,847	-		10,847
Income taxes payable		-	1,355			1,355	1,794	-		1,794	-		1,794
Total current	-	112,032	3,863	-		3,863	5,115	(3,130)		114,017	-		114,017
Non-Current
Long-term debt	-	185,649	-	-		-	-	-		185,649	-		185,649
Lease liabilities		1,259	-	-		-	-	-		1,259	-		1,259
Risk management contracts	-	-	-	-		-	-	-		-	-		-
Decommissioning liabilities	-	7,983	-	-		-	-	-		7,983	-		7,983
Deferred underwriting fees	-	-	14,280	-		14,280	18,907	(18,907)	C	-	-		-
MBSC Class A Common shares subject to possible redemption	-	-	-	311,540	aa	311,540	412,480	(412,480)	B	-	-		-
Warrants liabilities	-	-	-	8,176	bb	19,466	25,773	(4,205)	E	37,324	-		37,324
				11,290	gg		-	(6,620)	I
							-	(9,930)	H				-
							-	32,306	O
Subscription purchase agreement liability			1,924	-		1,924	2,546	(2,546)	P	-	-		-
Convertible debt liabilities	-	-	-	-		-	-	-		-	66,200	Q	66,200
Total Non-current liabilities	-	194,891	16,204	331,006		347,210	459,706	(422,382)		232,215	66,200		298,415
Total liabilities	-	306,923	20,067	331,006		351,073	464,821	(425,512)		346,232	66,200		412,432
COMMITMENTS
Class A Common Stock subject to possible redemption, $0.0001 par value; 500,000,000 shares authorized; 30,000,000 issued and outstanding;	-	-	311,540	(311,540)	aa	-	-	-		-	-		-
EQUITY	-	-	-	-		-	-			-	-		-
Share capital - GRL	-	-	-	-		-	-	130,562	B	218,829	66,200	Q	142,600
						-	-	92,537	F		(132,400)	R
						-	-	15	G		(10,029)	S
						-	-	(49,609)	K
						-	-	45,324	M
Share capital - Greenfire		15	-			-	-	(15)	G	-			-
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-	-	-		-	-	-		-	-		-
Class A Common Stock, $0.0001 par value; 500,000,000 shares authorized (excluding 30,000,000 Shares subject to possible redemption)	-	-	-	-		-	-	-		-	-		-
Class B Common Stock. $0.0001 par value, 50,000,000 shares authorized; 7,500,000 issued and outstanding	-	-	1	24	cc	25	33	(33)	B	-	-		-
Contributed surplus	-	45,324	-			-	-	7,766	D	7,766			7,766
						-	-	(45,324)	M
Additional paid in capital	-	-	-	(8,176)	bb	-	-	-		-	-		-
				(24)	cc		-
				542	dd		-
				18,948	ee		-
				(11,290)	gg		-
Retained earnings (deficit)	-	800,759	(17,979)	(542)	dd	(37,469)	(49,609)	(11,188)	C	576,917	10,029	S	586,946
				(20,092)	ee		-	(7,766)	D
				(8,176)	ee			4,205	E
				9,320	ee			(92,537)	F
				3,000	ff		-	9,930	H
				(3,000)	ff		-	(99,300)	J
				3,188	ff		-	49,610	K
				(3,188)	ff		-	2,573	N
				5,352	ff		-	(32,307)	O
				(5,352)	ff		-	2,547	P
TOTAL EQUITY	-	846,098	(17,978)	(19,466)		(37,444)	(49,576)	6,990		803,512	(66,200)		737,312
TOTAL LIABILITIES AND EQUITY	-	1,153,021	313,629	-		313,629	415,245	(418,522)		1,149,744	-		1,149,744

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF PROFIT (LOSS) AND COMPREHENSIVE PROFIT (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2023

(in thousands, except share and per share amounts)

	GRL (IFRS, Historical), CAD	Greenfire (IFRS, Historical), CAD	MBSC (U.S. GAAP, Historical), USD	IFRS Conversion and Presentation Alignment, USD (Note 2)		MBSC as-adjusted (IFRS, Conversion), USD	MBSC as-adjusted (IFRS Conversion), CAD	Transaction Accounting Adjustments, CAD (Note 3)		Combined Pro Forma (Assuming No Redemption), CAD	Additional Pro Forma Transaction Adjustments (Assuming Max Redemption), CAD (Note 3)		Combined Pro Forma (Assuming Max Redemption), CAD

Revenues
Oil sales	-	353,273	-	-		-	-	-		353,273	-		353,273
Royalties	-	(10,295)	-	-		-	-	-		(10,295)	-		(10,295)
	-	342,978	-	-		-	-	-		342,978	-		342,978

Realized loss on risk management contracts	-	(6,957)	-	-		-	-	-		(6,957)	-		(6,957)
Initial loss on subscription purchase agreement liability	-	-	-	-		-	-	-		-	-		-
Unrealized loss on risk management contracts	-	16,157	-	-		-	-	-		16,157	-		16,157
Unrealized gain on marketable securities held in Trust Account	-		-	-		-	-	-		-	-		-
Change in fair value of forward purchase agreement liability	-		339	-		339	457	-		457	-		457
Change in fair value of subscription purchase agreement liability	-		(599)	-		(599)	(807)	-		(807)	-		(807)
	-	352,178	(260)	-		(260)	(350)	-		351,828	-		351,828
Expenses
Diluent expense	-	175,883	-	-		-	-	-		175,883	-		175,883
Transportation and marketing	-	29,600	-	-		-	-	-		29,600	-		29,600
Operating expenses	-	75,439	-	-		-	-	-		75,439	-		75,439
General and administrative	-	5,483	-	-		-	-	-		5,483	-		5,483
Transaction costs	-	4,241	-	917	i	917	1,236	(4,363)	Bb	1,114	-		1,114
				-		-	-	-			-		-
Financing and interest	-	20,714	-	-		-	-	-		20,714	3,032	Ee	23,746
Depletion and depreciation	-	38,035	-	-		-	-	-		38,035	-		38,035
Exploration and other expenses	-	2,819	-	-		-	-	-		2,819	-		2,819
Other income and expenses	-	(666)	-	5,352	ff	5,352	7,213	-		6,547	-		6,547
Gain on acquisitions	-	-	-	-		-	-	-		-	-		-
Foreign Exchange gain	-	(6,529)	-			-	(127)[1]	-		(6,656)	-		(6,656)
Operating and formation costs	-		917	(917)	i	-	-	-		-	-		-
Gain on marketable securities (net), dividends and interest on cash and marketable securities held in Trust Account	-		(6,916)	-		(6,916)	(9,321)	9,321	Aa	-	-		-
	-	345,019	(5,999)	5,352		(647)	(999)	4,958		348,978	3,032		352,010
Net Income (loss) and comprehensive income (loss) before tax	-	7,159	5,739	(5,352)		387	649	(4,958)		2,850	(3,032)		(182)
Income tax (provision) recovery		518	(1,431)	-		(1,431)	(1,929)	(1,004)	Cc	(486)	697	Ff	211
								1,929	Dd
Net Income (loss) and comprehensive income (loss) before tax	-	7,677	4,308	(5,352)		(1,044)	(1,280)	(4,033)		2,364	(2,335)		29

Net income (loss) per share
Basic	-	0.86
Diluted	-	0.60
Class A common stock subject to possible redemption
Weighted average shares outstanding, Class A Common shares			30,000,000
Basic and diluted net loss per share, Class A common Shares			0.15
Class B Common Stock
Weighted average shares outstanding, Class B Common shares			7,500,000
Basic and diluted net loss per share, Class B common Shares			(0.03)
Weighted average number of common shares outstanding—basic and diluted										73,779,303			68,787,313
Net income (loss) per share - Basic and Diluted										0.03			0.00

[1]	Foreign exchange impact of CAD$0.1 million for the period ended June 30, 2023

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF PROFIT (LOSS) AND COMPREHENSIVE PROFIT (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands, except share and per share amounts)

	GRL (IFRS, Historical), CAD	Greenfire (IFRS, Historical), CAD	MBSC (U.S. GAAP, Historical), USD	IFRS Conversion and Presentation Alignment, USD (Note 2)		MBSC as-adjusted (IFRS, Conversion), USD	MBSC as-adjusted (IFRS Conversion), CAD	Transaction Accounting Adjustments, CAD (Note 4)		Combined Pro Forma (Assuming No Redemption), CAD	Additional Pro Forma Transaction Adjustments (Assuming Max Redemption), CAD (Note 4)		Combined Pro Forma (Assuming Max Redemption), CAD
Revenues
Oil sales	-	998,849	-	-		-	-	-		998,849	-		998,849
Royalties	-	(50,064)	-	-		-	-	-		(50,064)	-		(50,064)
	-	948,785	-	-		-	-	-		948,785	-		948,785

Realized loss on risk management contracts	-	(122,408)	-	-		-	-	-		(122,408)	-		(122,408)
Initial loss on subscription purchase agreement liability	-	-	(1,225)	-		(1,225)	(1,595)	-		(1,595)	-		(1,595)
Unrealized loss on risk management contracts	-	930	-	-		-	-	-		930	-		930
Unrealized gain on marketable securities held in Trust Account	-		561	-		561	730	(730)	AA	-	-		-
Change in fair value of forward purchase agreement liability	-		(339)	-		(339)	(441)	-		(441)	-		(441)
Change in fair value of subscription purchase agreement liability	-		(101)	-		(101)	(131)	-		(131)	-		(131)
	-	827,307	(1,104)	-		(1,104)	(1,437)	(730)		825,140	-		825,140
Expenses
Diluent expense	-	368,015	-	-		-	-	-		368,015	-		368,015
Transportation and marketing	-	67,842	-	-		-	-	-		67,842	-		67,842
Operating expenses	-	160,826	-	-		-	-	-		160,826	-		160,826
General and administrative	-	11,019	-	-		-	-	7,766	DD	18,785	-		18,785
Transaction costs	-	-	-	2,792	i	2,792	3,635	15,216	BB	111,388	(10,259)	GG	101,129
				-		-	-	92,537	CC		-		-
Financing and interest	-	77,074	-	-		-	-	-		77,074	5,859	HH	82,933
Depletion and depreciation	-	68,027	-	-		-	-	-		68,027	-		68,027
Exploration and other expenses	-	1,825	-	-		-	-	-		1,825	-		1,825
Acquisition transaction costs		2,769	-	-		-	-	-		2,769	-		2,769
Other income and expenses	-	(206)	-	3,188	ff	3,188	4,151	-		3,945	-		3,945
Gain on acquisitions	-	-	-	-		-	-	-		-	-		-
Foreign Exchange loss	-	26,099	-			-	169 [1]	-		26,268	-		26,268
Operating and formation costs	-		2,792	(2,792)	i	-	-	-		-	-		-
Interest earned on marketable securities held in Trust Account	-		(3,827)	-		(3,827)	(4,982)	4,982	AA	-	-		-
Dividend on cash and marketable securities held in Trust Account	-	-	(100)	-		(100)	(130)	130	AA	-	-		-
	-	783,290	(1,135)	3,188		2,053	2,843	120,631		906,764	(4,400)		902,364
Net Income (loss) and comprehensive income (loss) before tax	-	44,017	31	(3,188)		(3,157)	(4,280)	(121,361)		(81,624)	4,400		(77,224)
Income tax (provision) recovery		87,681	(901)	-		(901)	(1,173)	3,500	EE	91,181	1,347	II	92,528
								1,173	FF
Net Income (loss) and comprehensive income (loss) before tax	-	131,698	(870)	(3,188)		(4,058)	(5,453)	(116,688)		9,557	5,747		15,304
Net income (loss) per share
Basic	-	14.71
Diluted	-	10.29
Class A common stock subject to possible redemption
Weighted average shares outstanding, Class A Common shares			30,000,000
Basic and diluted net loss per share, Class A common Shares			(0.00)
Class B Common Stock
Weighted average shares outstanding, Class B Common shares			7,500,000
Basic and diluted net loss per share, Class B common Shares			(0.11)
Weighted average number of common shares outstanding—basic and diluted										73,779,303			68,787,313
Net income (loss) per share - Basic and Diluted										0.13			0.22

[1]	Foreign exchange impact of CAD$0.2 million for the year ended December 31, 2022

Note 1. Basis of Presentation

The historical financial statements of New Greenfire have been prepared in accordance with IFRS and in its presentation and reporting currency of Canadian Dollars (CAD$). The historical consolidated financial statements of Greenfire have been prepared in accordance with IFRS and in its presentation and reporting currency of CAD$. The historical financial statements of MBSC have been prepared in accordance with U.S. GAAP in its presentation and reporting currency of US$.

The Business Combination will be accounted for as a share-based payment transaction, with no goodwill or other intangible assets recorded. Under this method of accounting, MBSC will be treated as the “accounting acquiree” and Greenfire as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Greenfire issuing shares for the net assets of MBSC, followed by a recapitalization by New Greenfire. The net assets of Greenfire will be stated at historical cost.

The unaudited pro forma condensed consolidated statement of financial position as at June 30, 2023 gives effect to the Business Combination and related transactions as if they occurred on June 30, 2023. The unaudited pro forma condensed consolidated statements of profit (loss) and comprehensive profit (loss) for the six months ended June 30, 2023 and for the year ended December 31, 2022 give effect to the Business Combination and related transactions as if they occurred on January 1, 2022.

The pro forma adjustments reflecting the consummation of the Business Combination and the related transaction are based on currently available information and certain assumptions and methodologies that Greenfire management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. Greenfire management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed consolidated financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements and notes thereto of New Greenfire, Greenfire and MBSC.

Pro forma combined reserve information that gives effect to the Business Combination has been omitted from this pro forma presentation as MBSC does not control any mineral assets and any pro forma reserve disclosure would be identical to the reserve disclosures of Greenfire provided in the Registration Statement/Proxy Statement in accordance with the United States Financial Accounting Standards Board Topic 932 — “Extractive Activities — Oil and Gas.”

The following table reconciles pro forma share ownership of New Greenfire to historical Greenfire Common Shares issued and outstanding as at June 30, 2023, 2022 in the historical Greenfire financial statements as at and for the year ended June 30, 2023.

	Assuming No Redemption
	Historical as of June 30, 2023	Settled as part of Business Combination	Greenfire Exchange Ratio	Pro Forma GRL Class A Common Shares
Greenfire Founder Shares [1]	7,500,010	6,701,570	5.413	36,277,311
Greenfire Employees Common shares [2]	1,451,614	1,297,077	5.413	7,021,411
Total shares held by current Greenfire Shareholders				43,298,722

Shares held by current holders of Greenfire Bonds [3]	3,221,518	2,878,045	5.413	15,579,591

Greenfire performance warrants [4]	716,878	637,033	5.413	3,448,421

	Assuming Max Redemption
	Historical as of June 30, 2023	Settled as part of Business Combination	Greenfire Exchange Ratio	Pro Forma GRL Class A Common Shares
Greenfire Founder Shares [1]	7,500,010	6,710,064	5.471	36,713,849
Greenfire Employees Common shares [2]	1,451,614	1,298,721	5.471	7,105,902
Total Pro Forma Ownership by GRL Shareholders				43,819,751

Greenfire Bond Warrants Exercise Shares [3]	3,221,518	2,881,693	5.471	15,767,066

Greenfire performance warrants [4]	716,878	637,840	5.471	3,489,916

Footnotes:

[1]	The Greenfire Founders will have a portion of their Greenfire Common Shares cancelled in exchange for a divdend payment from Greenfire equal to the pro rata share of the Cash Consideration payable to the Greenfire Founders, and the remaining Greenfire Common Shares held by the Founders will be converted into GRL Common Shares.
[2]	The Greenfire Employees will have a portion of their Greenfire Common Shares cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to the Greenfire Employees, and the remaining Greenfire Common Shares held by the Employees will be converted into GRL Common Shares.
[3]	The Greenfire Bond Warrantholders will have a portion of their Greenfire Bond Warrants cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to the Greenfire Bond Warrantholders, and the remaining Greenfire Bond Warrants will be exercised and converted into GRL Common Shares.
[4]	The Greenfire Performance Warrantholders will have a portion of their Greenfire Performance Warrants cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to the Greenfire Performance Warrantholders, and the remaining Greenfire Performance Warrants will be converted into GRL Performance Warrants.

Note 2. IFRS Policy and Presentation Alignment

The historical financial information of MBSC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed consolidated financial statements. The adjustment required to convert MBSC’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed consolidated financial statements are as follows:

(aa)	MBSC Class A Common Shares subject to possible redemption balance of US$311.5 million classified as mezzanine equity under U.S. GAAP are reclassified to non-current liabilities under IFRS because the right to redeem the MBSC Class A Common Shares is at the option of the holder.

(bb)	MBSC Public Warrants of US$8.2 million classified as additional paid-in capital under U.S. GAAP are reclassified to derivative liabilities under IFRS because the MBSC Public Warrants are deemed to settle in MBSC Class A Common Shares, which are classified as financial liabilities under IFRS.

(cc)	MBSC Class B Common Shares include an amount of US$0.02 million recorded as additional paid-in capital under U.S. GAAP. This balance has been reclassified to share capital as a change in presentation under IFRS.

(dd)	Transaction costs of US$0.5 million related to the issuance of MBSC Private Warrants and MBSC Public Warrants are recorded against additional paid-in capital under U.S. GAAP and are expensed in the statement of profit (loss) and comprehensive profit (loss) under IFRS.

(ee)	Transaction costs of US$20.1 million related to the issuance of MBSC Class A Common Shares are recorded against mezzanine equity under U.S. GAAP and are expensed in the statement of profit (loss) and comprehensive profit (loss) under IFRS.

US$8.2 million initially allocated on a relative fair value basis to the MBSC Public Warrants under U.S. GAAP is recorded through the statement of profit (loss) and comprehensive profit (loss) under IFRS to recognize the MBSC Class A Common Shares classified as non-current liabilities at their redemption amount.

The change in the redemption amount of the MBSC Class A Common Shares classified as mezzanine equity under U.S. GAAP is recorded in accumulated deficit of US$9.3 million and additional paid-in capital of US$18.9 million under U.S. GAAP, and is eliminated, as such an entry would not be recorded under IFRS.

(ff)	The change in the redemption amount of MBSC Class A Common Shares of US$3.0 million for the year ended December 31, 2021, US$3.2 million for the year ended December 31, 2022, and US$5.4 million for six months ended June 30, 2023 was recorded in mezzanine equity and accumulated deficit, respectively, under U.S. GAAP. Under IFRS, these balances are recorded through the statement of profit (loss) and comprehensive profit (loss), inclusive of foreign exchange impact of CAD$0.1 million, for the six months ended June 30, 2023, and CAD$0.2 million, for the year ended December 31, 2022.

(gg)	Reflects the reclassification of the MBSC Private Placement Warrants of US$11.3 million from equity to derivative liabilities under IFRS because the MBSC Private Placement Warrants are deemed to settle in MBSC Class A Common Shares, which are classified as financial liabilities under IFRS.

Further, as part of the preparation of the unaudited pro forma condensed consolidated financial statements, MBSC’s operating and formation costs of US$0.9 million, for the six months ended June 30, 2023, and US$2.8 million, for the year ended December 31, 2022, were reclassified to align with the presentation of Greenfire’s historical financial statements. Refer to adjustment (i).

Note 3. Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

The adjustments included in the unaudited pro forma condensed consolidated statement of financial position as at June 30, 2023, are as follows:

A.	Reflects the reclassification of CAD$414.4 million (US$312.9 million) held in the Trust Account to cash that becomes available at a closing of the Business Combination, assuming no redemptions.

B.	Reflects the cash payout of CAD$281.9 million (US$212.9 million) from MBSC Trust Account to bring the balance of the Trust Account to CAD$132.4 million (US$100 million), as described above under the heading “— Description of the Business Combination”, and reclassification of approximately CAD$130.6 million (US$98.6 million) of MBSC Class A Common Shares that are subject to possible redemption and approximately CAD$33,000 (US$25,500) of MBSC Class B Common Shares to New Greenfire share capital as a result of a series of transactions as part of the Business Combination.

C.	Represents estimated transaction costs of approximately CAD$36.8 million (US$27.8 million) in relation to the Business Combination. Of the CAD$36.8 million, CAD$18.9 million (US$14.3 million) relates to the deferred underwriting fees incurred by MBSC, CAD$4.2 million (US$3.2 million) in costs accrued by Greenfire, and CAD$2.5 million (US$1.9 million) accrued by MBSC. CAD$3.7 million (US$2.8 million) has been paid by Greenfire as of December 31, 2022.

D.	Reflects the acceleration of share-based compensation expense of CAD$7.8 million related to the expectation to accelerate vesting of unvested employee performance warrants in connection with the Business Combination.

E.	Reflects the forfeiture of the MBSC’s public warrants as part of the Business Combination.

F.	Represents the preliminary estimated expense recognized for the stock exchange listing service received, in accordance with IFRS 2, for the excess of the fair value of New Greenfire Common Shares issued to MBSC shareholders and the fair value of MBSC’s identifiable net assets at the date of the Business Combination, resulting in a CAD$92.5 million (US$69.9 million) decrease to retained earnings under the no redemption scenario. The consideration for the acquisition of MBSC was determined using the New Greenfire common share price referenced to the Transaction Financing at US$10.10 per share. A one percent change in the New Greenfire Common Share price would result in a change of CAD$2 million (US$1.5 million) in the estimated expense under the no redemption scenario. The estimated IFRS 2 listing expense assuming the no redemption scenario is further illustrated below:

	As of June 30, 2023
	Assuming No Redemption
	C$	US$
	(in thousands except share and per share amounts)
Fair value of equity instruments deemed to have been issued by GRL
MBSC Share Consideration price	13.37	10.10
Total number of MBSC shares at Closing	14,900,990	14,900,990

Total fair value of equity instruments issued to MBSC shareholders	199,262	150,500

Fair value of identifiable net assets of MBSC
Cash and equivalents	659	498
Marketable securities held in Trust Account	414,350	312,953
Cash distribution to MBSC Class A Shareholders [1]	(281,950)	(212,953)
Prepaid expenses and deposits	236	178
Accounts payable and accrued liabilities	(3,293)	(2,487)
Due to affiliates	(28)	(21)
Income taxes payable	(1,794)	(1,355)
Subscription purchase agreement liability	(2,548)	(1,924)
Deferred underwriting fee payable	(18,907)	(14,280)
Fair value of identifiable net assets of MBSC	106,725	80,609
IFRS 2 listing expense	92,537	69,891

[1]	Cash distribution was made to MBSC Class A Shareholders in order to bring the balance of Trust Account to $132.4 million (US$100 million).

G.	Reflects the elimination of Greenfire share capital.

H.	Reflects the impact of the forfeiture of 1,740,000 MBSC Private Placement Warrants held by the underwriters and 3,260,000 MBSC Private Placement Warrants held by the MBSC Sponsors.

I.	Reflects the repurchase of outstanding 10 million MBSC Public warrants at CAD$0.66 (US$0.50) per warrant as part of the Business Combination.

J.	Reflects the cash payment of CAD$99.3 million (US$75 million), including a distribution of CAD$58.5 million (US$44.2 million) to Greenfire Founders, settlement of CAD$25.2 million (US$19 million) Greenfire Bond Warrants, distribution of CAD$11.3 million (US$8.5 million) to Greenfire Employees and settlement of CAD$4.3 million (US$3.3 million) Greenfire Performance Warrants.

K.	Reflects the elimination of MBSC’s historical accumulated deficit of CAD$23.8 million (US$18 million) and the elimination of the IFRS conversion and presentation adjustments of CAD$25.8 million (US$19.5 million), as set out in Notes (dd), (ee) and (ff).

L.	Reflects the repayment on the balance due to the sponsors of MBSC.

M.	Reflects the reclassification of contributed surplus of CAD$45.3 million due to the exercise of the Greenfire Bond Warrants.

N.	Reflects the estimated income tax impact using New Greenfire’s statutory income tax rate of 23% due to the Business Combination in a no redemption scenario.

O.	Reflects 5,000,000 New Greenfire warrant derivative liabilities issued to the founders, bondholders and employees of Greenfire as part of the Business Combination. The Black-Scholes model was used to estimate the fair value of the warrant derivative liabilities, based on the most current inputs and assumptions. Those inputs and assumptions are: exercise price of US$11.50, share price of US$10.10, risk free rate of 1.46%, volatility of 60%, and life expectancy of 5 years.

P.	Reflects the derecognition of subscription purchase agreement liability and forward purchase agreement liability as part of the Business Combination. Under the no redemption scenario, no MBSC Class A Common Shares are issued under the PIPE Investment. Under the maximum redemption scenario, the liabilities are settled through the issuance of MBSC Class A Common Shares under the PIPE Investment.

Q.	Reflects cash proceeds of CAD$132.4 million (US$100 million) pursuant to the Transaction Financing of CAD$66.2 million (US$50 million) and principal amount of New Greenfire Convertible Notes of CAD$66.2 million (US$50 million) in a max redemption scenario.

R.	Reflects the payment of cash to MBSC Class A Common Shares in a maximum redemption scenario.

S.	Represents the preliminary estimated expense recognized for the stock exchange listing service received, in accordance with IFRS 2, for the excess of the fair value of New Greenfire Common Shares issued to MBSC shareholders and the fair value of MBSC’s identifiable net assets at the date of the Business Combination, resulting in a CAD$82.5 million (US$62.3 million) decrease to retained earnings in a maximum redemption scenario. The adjustment recorded of CAD$10 million (US$7.6 million) is an incremental increase to retained earnings relative to the no redemption scenario. The consideration for the acquisition of MBSC was determined using the New Greenfire common share price referenced to the Transaction Financing at US$10.10 per share. A one percent change in the New Greenfire Common Share price would result in a change of CAD$0.6 million (US$0.4 million) in the estimated expense in a maximum redemption scenario. The estimated IFRS 2 listing expense assuming the maximum redemption scenario is further illustrated below:

	As of June 30, 2023
	Assuming Maximum Redemption
	C$	US$
	(in thousands except share and per share amounts)
Fair value of equity instruments deemed to have been issued by GRL
MBSC Share Consideration price	13.37	10.10
Total number of MBSC shares at Closing	4,250,000	4,250,000

Total fair value of equity instruments issued to MBSC shareholders	56,833	42,925

Fair value of identifiable net assets of MBSC
Cash and equivalents	659	498
Prepaid expenses and deposits	236	178
Accounts payable and accrued liabilities	(3,293)	(2,487)
Due to affiliates	(28)	(21)
Income taxes payable	(1,794)	(1,355)
Subscription purchase agreement liability	(2,548)	(1,924)
Deferred underwriting fee payable	(18,907)	(14,280)
Fair value of identifiable net assets of MBSC	(25,675)	(19,392)
IFRS 2 listing expense	82,508	62,317

Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Profit (Loss) and Comprehensive Profit (Loss) for the six months ended June 30, 2023

The adjustments included in the unaudited pro forma condensed consolidated statement of profit (loss) and comprehensive profit (loss) for the six months ended June 30, 2023 are as follows:

Aa.	Reflects elimination of investment income from the MBSC Trust Account.

Bb.	This amount includes CAD$4.2 million (US$3.2 million) and CAD$0.2 million (US$0.1 million) of transaction costs recognized in the unaudited financial statements for the six months ended June 30, 2023 of Greenfire and MBSC, respectively. The historical amounts have been reversed in the unaudited pro forma condensed consolidated statements of profit (loss) and comprehensive profit (loss) for the six months ended June 30, 2023 to recognize all transaction costs as of the beginning of the earliest period presented.

Cc.	Reflects the estimated income tax impact using New Greenfire’s statutory income tax rate of 23% due to the Business Combination in a no redemption scenario.

Dd.	Reflects the elimination of income tax provision associated with the investment income on the MBSC Trust Account.

Ee.	Reflects the interest expense recorded on the aggregate principal amount of New Greenfire Convertible Notes in connection with the Transaction Financing in a maximum redemption scenario.

Ff.	Reflects the estimated income tax impact using New Greenfire’s statutory income tax rate of 23% due to the Business Combination in a maximum redemption scenario.

Note 4. Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Profit (Loss) and Comprehensive Profit (Loss) for the year ended December 31, 2022

The adjustments included in the unaudited pro forma condensed consolidated statement of profit (loss) and comprehensive profit (loss) for the year ended December 31, 2022 are as follows:

AA.	Reflects elimination of investment income from the MBSC Trust Account.

BB.	Reflects estimated transaction costs of CAD$15.2 million (US$11.7 million) in addition to the transaction costs included in the historical statements of profit (loss) and comprehensive profit (loss) of MBSC and Greenfire.

CC.	Represents the preliminary estimated expense of CAD$92.5 million (US$69.9 million) recognized for the stock exchange listing service received, in accordance with IFRS 2, for the excess of the fair value of the New Greenfire Common Shares issued to MBSC shareholders over the net asset of MBSC in a no redemption scenario.

DD.	Reflects the acceleration of share-based compensation expense of CAD$7.8 million related to the expectation to accelerate vesting of unvested employee Greenfire Performance Warrants in connection with the Business Combination.

EE.	Reflects the estimated income tax impact using New Greenfire’s statutory income tax rate of 23% due to the Business Combination in a no redemption scenario.

FF.	Reflects the elimination of income tax provision associated with the investment income on the MBSC Trust Account.

GG.	Represents the preliminary estimated expense of CAD$82.5 million (US$62.3 million) recognized for the stock exchange listing service received, in accordance with IFRS 2, for the excess of the fair value of the New Greenfire Common Shares issued to MBSC shareholders over the net asset of MBSC in a maximum redemption scenario. The adjustment recorded of CAD$10 million (US$7.6 million) is an incremental decrease to the transaction costs relative to the no redemption scenario.

HH.	Reflects the interest expense recorded on the aggregate principal amount of New Greenfire Convertible Notes in connection with the Transaction Financing in a maximum redemption scenario.

II.	Reflects the estimated income tax impact using New Greenfire’s statutory income tax rate of 23% due to the Business Combination in a maximum redemption scenario.

Note 5. Net Income (Loss) per Share

Net income (loss) per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable in the Business Combination have been outstanding for the entirety of all periods presented.

	For the six months ended June 30, 2023 [1]		For the year ended December 31, 2022 [1]
	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Pro forma net income (loss)	$2,364	$29	$9,557	$15,304

Weighted average shares outstanding - basic and diluted [2]	73,779,303	68,787,313	73,779,303	68,787,313
Pro Forma net income (Loss) Per Share - basic and diluted	$0.03	$0.00	$0.13	$0.22

[1]	Pro forma net income (loss) per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Consolidated Financial Information.”
[2]	The effect of GRL Warrants, GRL Performance Warrants and GRL convertible senior note are not considered since the out-of-money securities are deemed non-exercised, which will not increase the weighted average shares outstanding under diluted scenario.

Note 6. Potential Refinancing

New Greenfire is in negotiations to consummate a potential refinancing of Greenfire’s 12.000% Senior Secured Notes due 2025 prior to or concurrently with the closing of the Business Combination. Such potential refinancing, which as a result of the amendment to the Business Combination Agreement, may be used to satisfy the Business Combination Agreement Obligation, or otherwise cancel or redeem any Convertible Notes that may be issuable under the maximum redemption scenario presented above. The potential refinancing has not been reflected herein as it is subject to ongoing negotiations.